Exhibit 99.1

Cenovus Energy Inc.
Annual Information Form
For the Year Ended December 31, 2025
February 18, 2026
(Canadian Dollars)

Annual Information Form
For the year ended December 31, 2025
In this Annual Information Form (“AIF”), dated February 18, 2026, unless otherwise specified or the context otherwise requires, references to “the Company”, “the Corporation”, “Cenovus”, “we”, “us”, or “our”, means Cenovus Energy Inc., and the subsidiaries of, joint arrangements, and partnership interests held directly or indirectly by, Cenovus Energy Inc. All of the information and statements contained in this AIF are made as at February 18, 2026. This AIF contains forward-looking information about our current expectations, estimates, projections and assumptions. See the Forward-looking Information section of this document for further information on the risk factors that could cause actual results to differ materially and the assumptions underlying our forward-looking information.
For a full discussion of the Company’s material risk factors, see the Risk Management and Risk Factors section in the Company’s 2025 Management’s Discussion and Analysis (“annual 2025 MD&A”). This section of the annual 2025 MD&A is incorporated by reference in this AIF, as well as the risk factors as described in other documents the Company files with securities regulatory authorities in Canada and the United States (“U.S.”) from time to time. Additional information about Cenovus, including our December 31, 2025 audited Consolidated Financial Statements (“Consolidated Financial Statements”), annual 2025 MD&A, annual report and Form 40-F, are available on SEDAR+ at sedarplus.ca, with the U.S. Securities and Exchange Commission on EDGAR at sec.gov, and on the Company’s website at cenovus.com. Information on or connected to the Company’s website at cenovus.com, or otherwise referred to in this AIF, does not form part of this AIF unless expressly incorporated by reference herein.

Cenovus Energy Inc. – 2025 Annual Information Form	2

CORPORATE STRUCTURE
Cenovus was formed under the Canada Business Corporations Act (“CBCA”) on November 30, 2009, pursuant to a plan of arrangement under the CBCA. On January 1, 2021, Cenovus and Husky Energy Inc. (“Husky”) closed a transaction to combine the two companies through a plan of arrangement (the “Husky Arrangement”) under the Business Corporations Act (Alberta). In connection with the Husky Arrangement, Cenovus amended its articles on December 30, 2020, to create eight series of cumulative redeemable preferred shares. On March 31, 2021, and December 30, 2021, Cenovus amalgamated with its wholly-owned subsidiaries, Husky and Husky Oil Operations Limited, respectively, by way of vertical short-form amalgamation. On November 13, 2025, Cenovus closed the acquisition of MEG Energy Corp. (“MEG”) through a plan of arrangement (the “MEG Acquisition”) under the Business Corporations Act (Alberta), pursuant to which MEG became a wholly-owned subsidiary of Cenovus.
The Company’s head and registered office is located at 4100, 225 – 6 Avenue S.W., Calgary, Alberta, Canada T2P 1N2.
Intercorporate Relationships
Cenovus’s material subsidiaries and partnerships as at December 31, 2025, are as follows:

	Percentage Owned (1)	Jurisdiction of Incorporation, Continuance, Formation or Organization
FCCL Partnership (“FCCL”)	100	Alberta
Sunrise Oil Sands Partnership	100	Alberta
Husky Oil Limited Partnership	100	Alberta
MEG Energy Corp. (2)	100	Alberta
Husky Marketing and Supply Company	100	Delaware
Husky Energy Marketing Partnership	100	Alberta
Cenovus Energy Marketing Services Ltd.	100	Alberta
Lima Refining Company	100	Delaware
Ohio Refining Company LLC	100	Delaware
(1)Reflects all voting securities of all subsidiaries and partnerships beneficially owned or controlled or directed, directly or indirectly, by Cenovus.
(2)On January 1, 2026, Cenovus amalgamated with its wholly-owned subsidiary MEG by way of vertical short-form amalgamation.

WRB Refining LP (“WRB”) was considered a material subsidiary prior to its divestiture on September 30, 2025.
The Company’s remaining subsidiaries and partnerships each account for (i) less than 10 percent of the Company’s consolidated assets as at December 31, 2025, and (ii) less than 10 percent of the Company’s consolidated revenues for the year ended December 31, 2025. In aggregate, Cenovus’s subsidiaries and partnerships not listed above did not exceed 20 percent of the Company’s total consolidated assets as at December 31, 2025, or total consolidated revenues for the year ended December 31, 2025.

GENERAL DEVELOPMENT OF THE BUSINESS
Overview
We are a Canadian-based integrated energy company headquartered in Calgary, Alberta. Our common shares are listed on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”). Our cumulative redeemable preferred shares series 1 and 2 are listed on the TSX. We are one of the largest Canadian-based crude oil and natural gas producers, with upstream operations in Canada and the Asia Pacific region, and one of the largest Canadian-based refiners and upgraders, with downstream operations in Canada and the U.S.
Our upstream operations include oil sands projects in northern Alberta; thermal and conventional crude oil, natural gas and natural gas liquids (“NGLs”) projects across Western Canada; crude oil production offshore Newfoundland and Labrador; and natural gas and NGLs production offshore China and Indonesia. Our downstream operations include upgrading and refining operations in Canada and the U.S., and commercial fuel operations across Canada.
Our operations involve activities across the full value chain to develop, produce, refine, transport and market crude oil, natural gas and refined petroleum products in North America and internationally. Our physically and economically integrated upstream and downstream operations help us mitigate the impact of volatility in light-heavy crude oil price differentials and contribute to our net earnings by capturing value from crude oil, natural gas and NGLs production through to the sale of finished products such as transportation fuels. See the Business Segments section of this AIF for a description of our operations.

Cenovus Energy Inc. – 2025 Annual Information Form	3

Three Year History
The following describes significant events and conditions that have influenced the development of Cenovus’s business during the last three financial years:
2023
•Jonathan M. McKenzie appointed President & Chief Executive Officer and elected as Director. Effective April 26, 2023, Jonathan M. McKenzie became Cenovus’s President & Chief Executive Officer and was elected as a director. On the same date, Alexander J. Pourbaix was appointed as Executive Chair of the Board of Directors (the “Board”) and Claude Mongeau was appointed Lead Independent Director.
•Toledo Refinery acquisition. On February 28, 2023, Cenovus closed the acquisition of the remaining 50 percent interest in the Toledo Refinery for net proceeds of US$378 million (C$514 million), providing Cenovus with full ownership and operatorship of the refinery and further integrating Cenovus’s heavy oil production and refining capabilities.
•Safe restart of the Toledo and Superior refineries. Following an incident in September 2022 at the Toledo Refinery which resulted in a temporary shut down, it was safely returned to full operations in June 2023. At the Superior Refinery, the Company safely made significant progress towards a return to full operations. The Company introduced crude oil in the first quarter of 2023 and safely restarted the fluid catalytic cracking unit in early October.
•Increased base dividend. On April 26, 2023, Cenovus increased the Company’s base dividend per common share from $0.105 to $0.140, or $0.560 annually, starting in the second quarter of 2023.
•Warrant purchase. On June 14, 2023, Cenovus purchased and cancelled 45.5 million of the common share purchase warrants (“Cenovus Warrants”), for a total of $711 million.
•Debt reduction. Cenovus purchased US$1.0 billion in principal of certain unsecured notes due between 2029 and 2047.
•Renewal of NCIB. On November 7, 2023, the Company received approval from the TSX to renew the Company’s normal course issuer bid (“NCIB”) program to purchase up to 133.2 million common shares from November 9, 2023, to November 8, 2024. For the year ended December 31, 2023, the Company purchased and cancelled 43.6 million common shares.
2024
•Growth projects.
◦SeaRose floating production, storage and offloading unit (“FPSO”). Retrofit work on the SeaRose FPSO, which commenced early in 2024, was completed. The vessel returned to the field and was reconnected in the fourth quarter of 2024.
◦West White Rose. Cenovus achieved mechanical completion of the topsides and the concrete gravity structure.
◦Narrows Lake tie-back. Cenovus reached mechanical completion on the Narrows Lake pipeline to Christina Lake.
•Achieved credit rating target. In the first quarter of 2024, the Company achieved its mid-BBB credit rating target with all agencies reflecting Cenovus’s debt reduction and financial policy track record.
•Achieved Net Debt target. On achieving our Net Debt target of $4.0 billion in the third quarter of 2024, Cenovus increased target returns to shareholders, stewarding to 100 percent of Excess Free Funds Flow over time.
•Increased base dividend. On May 1, 2024, Cenovus increased the Company’s base dividend per common share from $0.140 to $0.180, or $0.720 annually, starting in the second quarter of 2024.
•Variable dividend. On May 1, 2024, in addition to the Company’s base dividend, the Board declared a variable dividend of $0.135 per common share. The variable dividend was paid on May 31, 2024.
•Renewal of NCIB. On November 7, 2024, the Company received approval from the TSX to renew the Company’s NCIB program to purchase up to 127.5 million common shares during the period from November 11, 2024, to November 10, 2025. For the year ended December 31, 2024, the Company purchased and cancelled 55.9 million common shares.
•Preferred share redemption. On December 31, 2024, the Company exercised the right to redeem all 10.0 million of its series 3 first preferred shares at a price of $25.00 per share for a total of $250 million.

Cenovus Energy Inc. – 2025 Annual Information Form	4

2025
•MEG Acquisition. On November 13, 2025, Cenovus completed the acquisition of MEG. Purchase consideration for the MEG Acquisition included $3.4 billion in cash partially funded through the receipt of a $2.7 billion term loan facility, and the issuance of 143.9 million Cenovus common shares with a fair value of $3.7 billion. The MEG Acquisition provides Cenovus with additional oil sands assets directly adjacent to the Company’s Christina Lake asset and are reported under our Christina Lake results.
•Growth projects.
◦West White Rose. Topsides were placed atop the concrete gravity structure and the Company completed subsea tie-ins to its existing production system at the SeaRose FPSO. Hookup and commissioning of the platform continued to progress and was substantially completed in the fourth quarter of 2025.
◦Narrows Lake tie-back. Cenovus completed commissioning of the Narrows Lake tie-back to Christina Lake and achieved first oil in the third quarter of 2025.
◦Foster Creek optimization. All major process units at the Foster Creek optimization project were brought online and the project was completed ahead of schedule.
•Divestiture of interest in WRB. On September 30, 2025, the Company divested its entire 50 percent interest in the jointly-owned Wood River and Borger refineries held through WRB (the “WRB Divestiture”) for proceeds of US$1.3 billion (C$1.9 billion) after closing adjustments.
•Debt issuances and repayments.
◦Term loan facility. The Company obtained a $2.7 billion term loan to fund a portion of the cash consideration of the MEG Acquisition. The term loan matures on February 28, 2029.
◦Senior notes offerings. On November 20, 2025, in connection with the closing of the MEG Acquisition and upcoming debt maturities, the Company closed public offerings in Canada and the U.S. of $2.6 billion of senior unsecured notes. The proceeds of the offerings were used to fund the redemption of select senior unsecured notes and for general corporate purposes.
◦Senior note repayment and redemptions. The Company repaid US$133 million in principal of senior unsecured notes due in 2025, in full, and redeemed US$973 million in principal of senior unsecured notes due in 2027 and 2029, in full, including the senior unsecured notes assumed in the MEG Acquisition. The Company also redeemed $750 million in principal of senior unsecured notes due in 2027, in full.
•Increased base dividend. On May 7, 2025, Cenovus increased the base dividend per common share from $0.180 to $0.200, or $0.800 annually, starting in the second quarter of 2025.
•Preferred share redemptions. On March 31, 2025, and June 30, 2025, Cenovus exercised its right to redeem all 8.0 million of the Company's series 5 preferred shares and all 6.0 million of the Company's series 7 preferred shares, respectively, in each case at a price of $25.00 per share, for a total of $350 million.
•Renewal of NCIB. On November 7, 2025, the Company received approval from the TSX to renew the Company’s NCIB program to purchase up to 120.3 million common shares during the period from November 11, 2025, to November 10, 2026. For the year ended December 31, 2025, the Company purchased and cancelled 89.4 million common shares.
•Update to shareholder returns framework. Upon closing of the MEG Acquisition, Cenovus adjusted its shareholder returns framework. While Net Debt is above $6.0 billion, the Company will target to return approximately 50 percent of Excess Free Funds Flow to shareholders. While Net Debt is between $6.0 billion and $4.0 billion, Cenovus will target to return approximately 75 percent of Excess Free Funds Flow to shareholders. The remainder will be allocated toward deleveraging under either scenario. The allocation of Excess Free Funds Flow to shareholder returns may be accelerated, deferred or reallocated between quarters at Management’s discretion.

Cenovus Energy Inc. – 2025 Annual Information Form	5

DESCRIPTION OF THE BUSINESS
BUSINESS SEGMENTS
As at December 31, 2025, the Company’s reportable segments were as follows:
Upstream Segments
•Oil Sands, includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Sunrise, Lloydminster thermal and Lloydminster conventional heavy oil assets, as well as Christina Lake, which includes the results of the MEG Acquisition completed in November 2025. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership (“HMLP”). The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.
•Conventional, includes assets rich in NGLs and natural gas in Alberta and British Columbia in the Edson, Clearwater and Rainbow Lake operating areas, in addition to the Northern Corridor, which includes Elmworth and Wapiti. The segment also includes interests in numerous natural gas processing facilities. Cenovus’s NGLs and natural gas production is marketed and transported, with additional third-party commodity trading volumes, through access to capacity on third-party pipelines, export terminals and storage facilities. These provide flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.
•Offshore, includes offshore operations, exploration and development activities in the east coast of Canada and the Asia Pacific region, representing China and the equity-accounted investment in Husky-CNOOC Madura Limited (“HCML”), which is engaged in the exploration for, and production of, NGLs and natural gas in offshore Indonesia.
Downstream Segments
•Canadian Refining, includes the owned and operated Lloydminster upgrading and asphalt refining complex, which converts heavy oil and bitumen into synthetic crude oil, diesel, asphalt and other ancillary products. Cenovus also owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. The Company’s commercial fuels business across Canada is included in this segment. Cenovus markets its production and third-party commodity trading volumes in an effort to use its integrated network of assets to maximize value.

Cenovus Energy Inc. – 2025 Annual Information Form	6

•U.S. Refining, includes the refining of crude oil to produce gasoline, diesel, jet fuel, asphalt and other products at the wholly-owned Lima, Superior and Toledo refineries. On September 30, 2025, Cenovus divested its entire 50 percent interest in the jointly-owned Wood River and Borger refineries held through WRB with operator Phillips 66. The U.S. Refining segment included the WRB results up to the date of divestiture. Cenovus markets its own and third-party refined products.
Corporate and Eliminations
Corporate and Eliminations, primarily includes Cenovus-wide costs for general and administrative, financing activities, gains and losses on risk management for corporate-related derivative instruments and foreign exchange. Eliminations include adjustments for feedstock and internal usage of crude oil, natural gas, condensate, other NGLs and refined products between segments; transloading services provided to the Oil Sands segment by the Company’s crude-by-rail terminal; the sale of condensate extracted from blended crude oil production in the Canadian Refining segment and sold to the Oil Sands segment; and unrealized profits in inventory. Eliminations are recorded based on market prices.
For the year ended December 31, 2025, consolidated gross sales were $52.8 billion (2024 – $57.7 billion). The following table summarizes products with external sales that exceeded 15 percent of total external sales.

	2025		2024
	External Sales ($ millions)	Percent of External Sales (percent)	External Sales ($ millions)	Percent of External Sales (percent)
Crude Oil	20,831	39	21,711	38
Gasoline	11,874	23	14,221	25
Distillates (1)	10,592	20	12,116	21
(1)Includes diesel and jet fuel.
Principal markets for Cenovus’s crude oil production from the Oil Sands and Conventional segments includes its refining operations in Lloydminster in Alberta and Saskatchewan; Toledo and Lima in Ohio; and Superior in Wisconsin, in addition to sales at the Hardisty and Edmonton terminals in Alberta, the Burnaby terminal in British Columbia, the U.S. Gulf Coast (“USGC”) and the U.S. Midwest Petroleum Administration of Defense District (“PADD II”). The Company’s distillates and gasoline production is largely produced in its U.S. Refining segment. Principal markets include the Ohio Valley and the Upper U.S. Midwest.
Crude oil production from Cenovus’s Oil Sands and Conventional segments is distributed through long-term contracts on third-party pipelines to its refinery operations in Lloydminster; through the Edmonton, Hardisty and PADD II terminals for distribution to its U.S. refineries; and through the Flanagan South Pipeline, Keystone Pipeline, Trans Mountain Pipeline expansion project and various other pipelines to third-parties at PADD II, the USGC and Canada’s West Coast. See the U.S. Refining section below for details on the distribution of the Company’s distillates and gasoline production.
Physical and Economic Integration
Cenovus’s integrated upstream and downstream operations help to mitigate the impact of volatility in light-heavy crude oil differentials and contribute to the Company’s net earnings by capturing value from crude oil, natural gas and NGLs production through to the sale of finished products such as transportation fuels.
Bitumen production at the Company’s Oil Sands assets is blended with condensate and butane and used as crude oil feedstock by Cenovus’s refining operations. In addition, condensate is extracted from the blended crude oil in the Company’s Canadian Refining segment and sold back to the Oil Sands operations. Cenovus’s U.S. Refining operations have the capability to process heavy crude oil from its Oil Sands segment and Husky Synthetic Blend (“HSB”) produced at the Lloydminster Upgrader.

Cenovus Energy Inc. – 2025 Annual Information Form	7

UPSTREAM
Oil Sands
As at December 31, 2025, Cenovus held bitumen and heavy oil rights of approximately 1.8 million gross acres (1.7 million net acres), and other petroleum and natural gas rights of approximately 3.2 million gross acres (2.9 million net acres) within the Athabasca and Cold Lake regions of northern Alberta and Saskatchewan, as well as the exclusive rights to lease an additional 603 thousand gross acres on the Cold Lake Air Weapons Range, an active military base.
Development Approach
Cenovus uses steam-assisted gravity drainage (“SAGD”) technology to recover bitumen. The Company does not employ mining techniques for extraction and none of its bitumen reserves are suitable for extraction using mining techniques. SAGD involves injecting steam into the reservoir to enable bitumen to be pumped to the surface.
At Cenovus’s Lloydminster conventional heavy oil assets, the Company employs a combination of production techniques including cold heavy oil production with sand (“CHOPS”), horizontal and multilateral wells, and enhanced oil recovery (“EOR”). EOR is defined as the increased recovery from a crude oil pool achieved by artificial means, or by the application of energy extrinsic to the pool.
Production by Asset

	2025	2024

Bitumen and Heavy Oil Production by Asset (Mbbls/d)
Foster Creek	206.1	196.0
Christina Lake	254.3	234.2
Sunrise	53.8	49.6
Lloydminster Thermal	102.6	111.5
Lloydminster Conventional Heavy Oil	25.1	17.6

Natural Gas Production by Asset (MMcf/d)
Foster Creek	2.1	2.2
Lloydminster Conventional Heavy Oil	11.7	8.9
Foster Creek
Cenovus has a 100 percent working interest in Foster Creek, located on the Cold Lake Air Weapons Range, which is 72 kilometres northwest of Cold Lake, Alberta. Foster Creek produces from the McMurray formation, with a reservoir depth of up to 550 metres, using SAGD technology.
Cenovus operates a 100-megawatt natural gas-fired cogeneration facility at Foster Creek. The steam and power generated by the facility is used within the SAGD operations. Any excess power generated is sold into the Alberta power pool.
Christina Lake
Cenovus has a 100 percent working interest in Christina Lake, which is located approximately 150 kilometres southeast of Fort McMurray, Alberta. Christina Lake produces from the McMurray formation, with a reservoir depth of up to 430 metres, using SAGD technology.
During the year ended December 31, 2025, Cenovus completed the MEG Acquisition. Results include the impact of the MEG Acquisition effective November 13, 2025.
Cenovus operates one 100-megawatt and two 85-megawatt natural gas-fired cogeneration facilities at Christina Lake. The steam and power generated by these facilities is used within the SAGD operations. Any excess power generated is sold into the Alberta power pool.
Cenovus has a 100 percent working interest in Narrows Lake, which is located adjacent to Christina Lake, and has a reservoir depth of up to 400 metres. Cenovus completed the commissioning of the Narrows Lake tie-back and achieved first oil in the third quarter of 2025 from Narrows Lake, providing sustaining pad locations for production into the Christina Lake plant.
Sunrise
Cenovus has a 100 percent working interest in Sunrise, located approximately 60 kilometres northeast of Fort McMurray, Alberta. Sunrise produces from the McMurray formation, with a reservoir depth of up to 250 metres, using SAGD technology.

Cenovus Energy Inc. – 2025 Annual Information Form	8

Lloydminster Thermal
Lloydminster thermal consists of 11 producing thermal plants, which are 100 percent owned by Cenovus and produce bitumen. The plants are located in the Lloydminster region of Saskatchewan. Each plant has a number of production pads and uses SAGD technology.
Lloydminster Conventional Heavy Oil
Lloydminster conventional heavy oil uses a combination of production techniques including CHOPS, horizontal and multilateral wells, and EOR in the Lloydminster region of Alberta and Saskatchewan.
Husky Midstream Limited Partnership
The Company jointly owns and is the operator of HMLP, which owns midstream assets including pipeline, storage and other ancillary infrastructure assets in Alberta and Saskatchewan. The Company holds a 35 percent interest in HMLP, with Power Assets Holdings Limited holding a 49 percent interest and CK Infrastructure Holdings Limited holding a 16 percent interest. HMLP has its own board of directors and independent financing that supports both growth projects under construction and planned future expansions.
HMLP has approximately 2,300 kilometres of pipeline in the Lloydminster region and 5.9 million barrels of storage capacity at Hardisty and Lloydminster. The assets play an integral role in the transportation of heavy oil production to end markets by providing connections to the Lloydminster Upgrader and the Lloydminster Refinery, third-party terminals and pipelines through the Hardisty terminal.
The Lloydminster terminal, with a total storage capacity of 1.0 million barrels, serves as a hub for the gathering systems. The pipeline systems transport blended heavy crude oil to the Lloydminster terminal for delivery to the Company’s Lloydminster Upgrader and Lloydminster Refinery. Blended heavy crude oil from the field and synthetic crude oil from the upgrading operations are transported south to Hardisty, Alberta to a connection with the major third-party owned export pipelines.
The Hardisty terminal acts as the exclusive blending hub for WCS with a total storage capacity of 4.9 million barrels. The Hardisty terminal is the largest heavy oil benchmark pricing point in North America.
In addition, HMLP owns and Cenovus operates the Ansell Corser gas processing plant located in west-central Alberta. The gas processing plant has a capacity of 120 MMcf per day and supports the Conventional segment.
Conventional
Production by Product

	2025	2024

Production by Product (1)
Light Crude Oil (2) (Mbbls/d)	5.0	5.5
NGLs (Mbbls/d)	21.2	21.1
Conventional Natural Gas (MMcf/d)	579.3	565.1
(1)Includes values attributable to Cenovus’s 30 percent equity interest in the jointly-controlled Duvernay Energy Corporation (“Duvernay”) joint venture.
(2)Light crude oil corresponds to light crude oil and medium crude oil combined as defined by National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”). Cenovus does not produce medium crude oil.
Cenovus’s Conventional assets include approximately 3.9 million net acres in Alberta and British Columbia with an average working interest of 79 percent. Operating areas include the Edson, Clearwater, Rainbow Lake and the Northern Corridor, which includes Elmworth and Wapiti, with reservoir depths ranging from 1,000 to 3,200 metres targeting formations within the Cretaceous, Jurassic, Triassic and Devonian geological periods. Horizontal drilling is primarily used to unlock the vast resource potential in these areas. Cenovus has processing capacity through various operated and non-operated natural gas facilities, in addition to a 100 percent working interest in a 90-megawatt natural-gas fired cogeneration facility along with multiple field facilities, compressor stations and pipelines.
Cenovus holds a 30 percent equity interest in Duvernay with the remaining interest held by Athabasca Oil Corporation.

Cenovus Energy Inc. – 2025 Annual Information Form	9

Offshore
Production by Product

	2025	2024

Production by Product
Atlantic
Terra Nova — Light Crude Oil (1) (Mbbls/d)	7.6	8.0
White Rose — Light Crude Oil (1) (Mbbls/d)	5.6	—
China
NGLs (Mbbls/d)	6.3	9.3
Conventional Natural Gas (MMcf/d)	191.8	199.5
Indonesia (2)
NGLs (Mbbls/d)	1.3	1.7
Conventional Natural Gas (MMcf/d)	87.5	85.8
(1)Light crude oil corresponds to light crude oil and medium crude oil combined as defined by NI 51-101. Cenovus does not produce medium crude oil.
(2)Includes values attributable to Cenovus’s 40 percent equity interest in HCML.
Asia Pacific
China
Liwan Gas Project
The Liwan Gas project is a deepwater natural gas development located approximately 300 kilometers southeast of Hong Kong in the Pearl River Mouth basin of the South China Sea. It includes the Liwan 3-1 and Liuhua 34-2 fields with a 49 percent working interest, and the Liuhua 29-1 field with a 75 percent working interest, with the remainder owned by China National Offshore Oil Corporation (“CNOOC”) through subsidiaries.
The three fields share a subsea production system, subsea pipeline transportation and onshore gas processing infrastructure. Cenovus operates the deepwater infrastructure, while CNOOC operates the shallow water facilities including the central platform, the Gaolan Onshore Gas Plant (“OSGP”) and a pipeline from the central platform. The OSGP extracts and compresses NGLs to transport the natural gas to commercial markets in mainland China.
Block 29/34 and Block 15/33
Cenovus holds the production sharing contract (“PSC”) for exploration Block 29/34, which is adjacent to the Liuhua 34-2 Production Area, located in the South China Sea.
During the exploration phase, Cenovus operates Block 29/34 with a 100 percent working interest. Upon commercial discovery, CNOOC may acquire up to a 51 percent working interest during the development and production phases by funding its proportionate share of all development costs. As at December 31, 2025, Block 29/34 was in the exploration phase and under evaluation.
Cenovus held the PSC for exploration block 15/33, located in the Pearl River Mouth Basin of the South China Sea and was the operator of Block 15/33 with a 100 percent working interest as at December 31, 2025. On January 12, 2026, Cenovus divested its entire interest in Block 15/33.
Block DW-1, Taiwan Area
The Company and CPC Corporation have rights to Block DW-1 through a joint agreement. The block covers approximately 7,700 square kilometres and is located offshore of the southwest Taiwan Area. Cenovus holds a 75 percent working interest during exploration. CPC Corporation may participate in future development programs up to a 50 percent working interest by funding its proportionate share of all development costs. The current exploration period expires on December 17, 2027.
Indonesia
Madura Strait
The Company has a 40 percent equity interest in HCML, which holds the Madura Strait PSC covering approximately 2,500 square kilometres in the Madura Strait area, located off the coast of East Java, Indonesia.
The Madura Strait PSC operates four producing shallow water fields, namely BD, MDA, MBH and MAC, and contains shallow water MDK and MBF fields, which may be developed in the future depending on gas demand and project economics.

Cenovus Energy Inc. – 2025 Annual Information Form	10

Liman
Located onshore in East Java, Indonesia, the Company holds a 100 percent working interest in the Liman contract area during the exploration phase. In December 2025, Cenovus sent a letter of relinquishment to the Government of Indonesia with plans to relinquish the contract area.
Atlantic Canada
Terra Nova Field
Located approximately 350 kilometres southeast of St. John’s, Newfoundland and Labrador in the Jeanne d’Arc Basin, the Terra Nova field is divided into three areas: Graben, East Flank and Far East. Cenovus has a 34 percent working interest and Suncor Energy Inc. is the operator.
White Rose Field and Satellite Extensions
Located 350 kilometres offshore Newfoundland and Labrador on the eastern flank of the Jeanne d’Arc Basin, Cenovus operates the main White Rose field and satellite tiebacks including the North Amethyst, West White Rose and South White Rose extensions. Cenovus has a working interest of 60 percent in the main field and 56.375 percent in the satellite extensions. The North Amethyst and South White Rose extensions were developed via subsea tie-back infrastructure which produce back to the SeaRose FPSO.
The West White Rose project is designed to use a drilling and wellhead platform to access resources to the west of the main field that will produce back to the SeaRose FPSO. The West White Rose project is anticipated to have peak production of 80.0 thousand barrels per day (Cenovus’s working interest share — 45.0 thousand barrels per day).
In 2025, the topsides were placed atop the concrete gravity structure and the subsea tie-ins to the existing production system were completed. The remainder of the platform hookup and commissioning work was substantially completed in the fourth quarter of 2025.
East Coast Exploration
The Company holds working interests ranging from six percent to 100 percent in multiple discovery areas. As at December 31, 2025, Cenovus held a 72.5 percent working interest in an exploration licence within the Jeanne d’Arc Basin that expired in January 2026.
DOWNSTREAM
Canadian Refining
The following table summarizes key operational results at the Lloydminster Upgrader and Lloydminster Refinery:

	2025	2024
Operable Capacity (Mbbls/d)	108.0	108.0
Total Processed Inputs (1) (Mbbls/d)	119.4	96.6
Crude Oil Unit Throughput (Mbbls/d)	110.7	90.5
Crude Unit Utilization (percent)	103	84
Total Production (2) (Mbbls/d)	127.3	103.1
Synthetic Crude Oil	52.0	41.0
Asphalt	17.9	15.7
Diesel	15.2	10.8
Other	37.2	30.8
Ethanol	5.0	4.8
(1)Total processed inputs include crude oil and other feedstocks. Blending is excluded.
(2)Results reflect operations at the Lloydminster Upgrader, Lloydminster Refinery and the ethanol plants.
Lloydminster Upgrader
The Lloydminster Upgrader, located in Lloydminster, Saskatchewan, processes blended heavy crude oil feedstock (including bitumen). The feedstocks are received via the Saskatchewan Gathering System and the Cold Lake Gathering System, both of which are owned by HMLP, as well as via the Border Pipeline System owned by Cenovus. The Lloydminster Upgrader produces synthetic crude oil HSB, ultra-low sulphur diesel and other ancillary products. Diesel is transported via railcar and truck, and HSB is sold via pipeline into the primary markets in Canada. Synthetic crude oil is sold into the Alberta market or used as refinery feedstock in the U.S. Refining segment. In addition, the Lloydminster Upgrader recovers condensate from the feedstock for reuse in the Company’s Oil Sands segment and is transported back to field sites via the gathering systems.

Cenovus Energy Inc. – 2025 Annual Information Form	11

Lloydminster Refinery
The Lloydminster Refinery, located in Lloydminster, Alberta, processes blended heavy crude oil into asphalt products used in road construction and maintenance, bulk distillates and industrial products. The feedstocks are received via the Saskatchewan Gathering System. The refined products are transported via railcar and truck to primary markets in Western Canada, the U.S. Upper-Midwest, Rocky Mountain Region and the West Coast. Condensate is recovered from the feedstock for reuse in the Company’s Oil Sands segment and is transported to field sites via the gathering system. Distillates are sold directly as industrial products or transferred to the Lloydminster Upgrader and further refined into diesel or the HSB stream. Industrial products are a blend of medium and light distillate, and vacuum gas oil, which are typically sold directly to customers as refinery feedstock, drilling and well-fracturing fluids, or used in asphalt cutbacks and emulsions.
Due to the seasonal demand for asphalt products, many asphalt refineries typically operate at full capacity only during the paving season in Canada and the northern U.S. The Company has implemented various strategies to increase refinery throughput outside of the paving season such as increasing storage capacity and developing U.S. markets for asphalt products. This allows the Lloydminster Refinery to run at, or near, full capacity throughout the year. The Lloydminster Refinery has a working tank capacity of 1.5 million barrels.
In addition to sales directly from the Lloydminster Refinery and export sales to the U.S., the Company owns an asphalt distribution network composed of the following four asphalt terminals:

Location	Storage Capacity (Mbbls)
Winnipeg, Manitoba	115.0
Yorkton, Saskatchewan	60.0
Kamloops, British Columbia	45.0
Edmonton, Alberta	35.0
The Company also owns an emulsion plant located in Saskatoon, Saskatchewan (storage capacity – 5.0 thousand barrels).
Bruderheim Crude-by-Rail Terminal
The Company owns a crude-by-rail loading facility near Edmonton, Alberta. The Bruderheim crude-by-rail terminal has a storage tank capacity of 240.0 thousand barrels and a loading capacity of 120.0 thousand barrels per day. The crude-by-rail terminal is part of the Company’s strategy to create additional transportation options for our products and is designed to help us capture global prices for our crude oil production. The Company has hired a third-party service provider to assist in operating the rail terminal. The Company leases a fleet of coiled and insulated rail cars to safely transport our products to market.
Total volumes loaded at the Bruderheim Terminal averaged 13.4 thousand barrels per day in 2025 (2024 – 12.5 thousand barrels per day) including crude oil volumes from our Oil Sands segment.
Ethanol Plants
The Company owns and operates two ethanol plants, located in Lloydminster, Saskatchewan and Minnedosa, Manitoba. Fuel grade ethanol is produced from grain-based feedstock. Each ethanol plant has an annual name plate capacity of 130.0 million litres.
The Lloydminster ethanol plant captures carbon dioxide for use in the Company’s Lloydminster conventional heavy oil assets. Ethanol produced at the plant has a low carbon intensity designation. The Company continues to evaluate the viability of a carbon capture and sequestration project to achieve lower carbon intensity ethanol production at the Minnedosa ethanol plant.
Commercial Fuels Business
Cenovus’s commercial operating model is balanced by corporate owned/dealer operated and branded dealer owned-and-operated sites. The network consists of travel centres and cardlocks serving urban and rural markets across Canada, and bulk distributors offering direct sales to commercial and agricultural markets.
The following table shows the number of locations by province as at December 31, 2025:

	British Columbia	Alberta	Saskatchewan	Manitoba	Ontario	Quebec	Nova Scotia	Total
Cardlocks	17	21	2	6	16	1	1	64
Bulk Plants	3	6	2	1	—	—	—	12
Travel Centres	12	15	3	3	19	—	—	52
Total	32	42	7	10	35	1	1	128

Cenovus Energy Inc. – 2025 Annual Information Form	12

U.S. Refining
The following table summarizes key operational results for the U.S. Refining segment:

	2025	2024
Operable Capacity (1) (Mbbls/d)	549.9	612.3
Total Processed Inputs (2) (Mbbls/d)	548.1	581.4
Crude Oil Unit Throughput (Mbbls/d)	515.9	556.4
Heavy Crude Oil	197.9	219.6
Light/Medium Crude Oil	318.0	336.8
Crude Unit Utilization (1) (percent)	94	91
Total Production (Mbbls/d)	559.9	590.0
Gasoline	266.7	280.5
Distillates (3)	195.3	209.1
Asphalt	23.9	28.3
Other	74.0	72.1
(1)For the year ended December 31, 2025, reported operable capacity and crude unit utilization reflects the weighted average impact of the WRB Divestiture, which closed on September 30, 2025.
(2)Total processed inputs include crude oil and other feedstocks. Blending is excluded.
(3)Includes diesel and jet fuel.
Lima Refinery
The Lima Refinery is located in Lima, Ohio, approximately 150 kilometres northwest of Columbus, Ohio. The refinery processes heavy, light and synthetic crude oil, and has the capability to process HSB produced at the Lloydminster Upgrader and Cold Lake Blend (“CLB”) produced at Foster Creek. Crude oil feedstocks are received via the Mid-Valley and Marathon Pipelines. The Lima Refinery produces low-sulphur gasoline, gasoline blend stocks, ultra-low sulphur diesel, jet fuel, petrochemical feedstock and other by-products. Refined products are transported via the Buckeye, Inland and Energy Transfer Partners pipeline systems, and by railcar to markets in various U.S. states.
Toledo Refinery
The Toledo Refinery is located near Toledo, Ohio, approximately 210 kilometres north of Columbus, Ohio. The refinery processes heavy, light and high total acid number (“high TAN”) crude oil, and has the capability to process Western Canada Dilbit Blend (“WDB”) produced at Sunrise, Christina Dilbit Blend (“CDB”) and Access Western Blend (“AWB”) produced at Christina Lake and CLB produced at Foster Creek, in addition to other third-party high TAN crude oil. The refinery also processes HSB produced at the Lloydminster Upgrader. Crude oil feedstocks are received via the Mid-Valley, Marathon and Enbridge Mainline Pipelines. The refinery produces gasoline, diesel, jet fuel and other products. Refined products are transported via the Buckeye, Inland and Energy Transfer Partners pipeline systems, and by barge and railcar to markets in various U.S. states and Canada.
Various amounts of feedstocks, intermediates and finished products can be transferred between the Lima and Toledo refineries, allowing for better optimization of both assets.
Superior Refinery
The Superior Refinery is located in Superior, Wisconsin, approximately 250 kilometres northeast of Minneapolis, Minnesota. The refinery processes heavy, light and synthetic crude oil, including HSB produced at the Lloydminster Upgrader, and has the capability to process various crudes such as CDB, Lloyd Blend (“LLB”) and CLB. The crude oil feedstocks are received via Enbridge’s Canadian mainline systems from Alberta, and the U.S. pipeline system from the Bakken region in North Dakota, arriving at the Enbridge Superior Terminal adjacent to the Superior Refinery. The refinery produces various grades of asphalt, low-sulphur gasoline, low-sulphur diesel, gasoline blendstocks and other by-products. Refined products are transported via the Magellan Pipeline system south to the Minneapolis region and to local areas via trucks that are loaded at the Superior Terminal and Duluth Products Terminal. Asphalt is loaded at the Superior rail and truck loading facilities, and transported to markets in various U.S. states.
Non-Operated Wood River and Borger Refineries
On September 30, 2025, Cenovus closed the WRB Divestiture, selling its 50 percent interest in WRB, which held the Wood River and Borger refineries.

Cenovus Energy Inc. – 2025 Annual Information Form	13

Storage and Distribution Network
The Company has refined product storage and an asphalt distribution network composed of five terminals. The Superior Products Terminal in Superior, Wisconsin (where refined products are unloaded) and the following:

Terminal	Location	Storage Capacity (Mbbls)
Duluth Products	Duluth/Esko, Minnesota	180.0
Rhinelander Asphalt	Rhinelander, Wisconsin	157.0
Crookston Asphalt	Crookston, Minnesota	136.0
Duluth Marine	Duluth, Minnesota	14.0
The Superior Refinery controls the maintenance and performance of these five terminals and has a working tank capacity of 2.5 million barrels. The Company also markets fuels, asphalt and marine fuel from independently operated terminals located in the states of Minnesota, Wisconsin, Ohio and Colorado.
COMPETITIVE CONDITIONS
All aspects of the energy industry are highly competitive. For further information on the competitive conditions affecting Cenovus, refer to the section entitled Risk Management and Risk Factors in the Company’s annual 2025 MD&A, which is incorporated by reference into this AIF, and is available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.
ENVIRONMENTAL PROTECTION
All phases of our upstream and downstream operations, including the marketing of Cenovus’s production and third-party commodity traded volumes, are subject to environmental regulation pursuant to a variety of federal, provincial, territorial, state and regional laws and regulations in the jurisdictions in which Cenovus operates. For further information on the environmental regulations affecting Cenovus, refer to the section entitled Risk Management and Risk Factors in the Company’s annual 2025 MD&A, which is incorporated by reference into this AIF, and is available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.
CODE OF BUSINESS CONDUCT AND ETHICS
Cenovus’s Code of Business Conduct & Ethics (the “Code”) is an expression of the Company’s purpose and values and is endorsed by the Board, Cenovus’s highest level of governance. It has been designed to provide staff (i.e., employees and contractors) with the tools and principles needed to conduct business in a safe, legal and ethical manner, and helps the Company integrate sustainability considerations into its business plans. The Code applies to everyone working on behalf of Cenovus in all locations where the Company conducts business. Each year all staff are asked to review the Code, confirm they understand their responsibilities and commit to the Code requirements. Cenovus suppliers should review the Code and align with the principles and guidance it provides.
The Code uses plain language, includes a message from Cenovus’s President & Chief Executive Officer and provides examples to address the expectations of the Code. The Code is readily accessible on Cenovus’s intranet and on the Company’s website at cenovus.com.
In addition to their review and commitment of the Code, Cenovus’s directors and staff are regularly required to review and commit to other key policies and standards. Ethics and compliance training is delivered to staff based on role, and others as needed. Stakeholders and staff are encouraged to report any business conduct concerns, including violations of applicable laws or any Cenovus policy, through the Company’s anonymous Integrity Helpline. Staff may also report any such concerns to their supervisor, a human resources business partner or a member of Cenovus’s Ethics & Compliance team, Legal team or Investigations Committee.
Additional Policy Information
In addition to the Code, Cenovus has established other policies, including the Sustainability, Human Rights and Indigenous Relations policies, and practices that relate to environmental or social aspects of Cenovus’s business.
The Sustainability Policy addresses business conduct to help ensure the Company’s activities are undertaken in a responsible, transparent and respectful manner, and in compliance with all applicable laws, regulations and industry standards in the jurisdictions in which Cenovus operates. The Sustainability Policy specifically references governance and leadership, people, environment, stakeholder engagement, Indigenous reconciliation, and community involvement and investment. It sets the frameworks for Cenovus’s commitment to providing a safe and inclusive workplace, investing in and partnering with local and Indigenous communities, continuously improving operating practices, investing in technology and collaborating with third parties to find innovative solutions to minimize Cenovus’s environmental impact and maximize business value.

Cenovus Energy Inc. – 2025 Annual Information Form	14

The Human Rights Policy formalizes our commitment to human rights, guided by the principles of the United Nations Universal Declaration of Human Rights, reflects our values and behaviours and further supports the sustainable operation of our business. This policy outlines the Company’s commitment to fostering an environment where human rights are upheld and individual dignity is preserved. It also highlights the Company’s recognition of the fundamental importance of human rights for its employees, stakeholders and communities in which Cenovus operates.
The Indigenous Relations Policy aims to ensure Indigenous relations across the Company are supported by a consistent approach based on respect, honesty and integrity. This policy outlines our commitment to the inclusion of Indigenous peoples in our business, in line with our commitment to reconciliation and the principles of the United Nations Declaration on the Rights of Indigenous Peoples.
Cenovus’s directors, management and staff are periodically required to complete policy training and review and commit to the Sustainability, Human Rights and Indigenous Relations policies and other key policies and standards. The aforementioned policies are accessible on the Company’s website at cenovus.com as is Cenovus’s annual Corporate Social Responsibility (“CSR”) report. The CSR report outlines the progress Cenovus has made towards Indigenous reconciliation, and acceptance and belonging goals, as well as information about safety performance and approach to governance.
The CSR report differs from previous Environmental, Social and Governance reports published by the Company in that it does not include information regarding Cenovus’s environmental performance and plans due to changes to Canada’s Competition Act in June 2024.
EMPLOYEES
The following table summarizes Cenovus’s full-time equivalent (“FTE”) employees:

As at December 31,	2025
Upstream Operations	3,163
Downstream Operations	2,286
Corporate (1)	1,762
Total FTE Employees	7,211
(1)    Includes employees within Corporate and Operations Services, Finance and Risk, People Services, Strategy and Corporate Planning, Legal, and Sustainability and Stakeholder Engagement.
Cenovus also engages contractors and service providers. For further information on employee and other workforce related risks affecting Cenovus, refer to the section entitled Risk Management and Risk Factors in the Company’s annual 2025 MD&A, which is incorporated by reference into this AIF, and is available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.

RISK FACTORS
A discussion of risk factors can be found in the section entitled Risk Management and Risk Factors in the Company’s annual 2025 MD&A, which is incorporated by reference into this AIF, and is available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.

RESERVES DATA AND OTHER OIL AND GAS INFORMATION
As a Canadian issuer, Cenovus is subject to the reporting requirements of Canadian securities regulatory authorities, including the reporting of the Company’s reserves in accordance with NI 51-101.
As at December 31, 2025, the Company’s reserves were located in Canada, China and Indonesia. Cenovus retained two independent qualified reserves evaluators (“IQREs”), McDaniel & Associates Consultants Ltd. (“McDaniel”) and GLJ Ltd. (“GLJ”), to evaluate and prepare reports on 100 percent of its bitumen, heavy crude oil, light crude oil and medium crude oil combined (“light and medium oil”), NGLs, conventional natural gas and shale gas proved and probable reserves. McDaniel evaluated approximately 95 percent of Cenovus’s total proved reserves located in Canada (in Alberta, Saskatchewan, and Newfoundland and Labrador), China and Indonesia. GLJ evaluated approximately five percent of the Company’s total proved reserves, located in Alberta and British Columbia, Canada.
The Safety, Sustainability and Reserves Committee (“SSR”) composed entirely of independent directors reviews, among other things, the qualifications and appointment of the IQREs, the procedures for providing information to the IQREs and the procedures relating to the disclosure of information with respect to oil and gas activities. The SSR meets independently with the management of Cenovus and each IQRE to determine whether any restrictions affected the ability of the IQREs to report on the reserves data without reservation. In addition, the SSR reviews the reserves data and the report of the IQREs and provides a recommendation regarding approval of the reserves disclosure to the Board.

Cenovus Energy Inc. – 2025 Annual Information Form	15

Classifications of reserves as proved or probable are only attempts to define the degree of certainty associated with the estimates. There are numerous uncertainties inherent in estimating quantities of petroleum reserves. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material. The reserves estimates provided herein are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than, or less than, the estimates disclosed. Readers should review the definitions and information contained in Additional Notes to Data Tables and Other Oil and Gas Information, Definitions and Pricing Assumptions sections in conjunction with the reserves disclosure. For additional information, see the section entitled Risk Management and Risk Factors in the Company’s annual 2025 MD&A, which is incorporated by reference into this AIF, and is available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.
Cenovus’s reserves data and other oil and gas information contained in this AIF is dated February 17, 2026, with an effective date of December 31, 2025. McDaniel’s and GLJ’s preparation dates of the information are January 19, 2026, and January 6, 2026, respectively.
Disclosure of Reserves Data
The reserves data presented summarizes the Company’s bitumen, heavy crude oil, light and medium oil, NGLs, conventional natural gas, shale gas and total reserves, as well as the net present value (“NPV”) and future net revenue (“FNR”) for these reserves. Estimates of FNR have been presented on a before and after income tax basis.
Additional Notes to Data Tables and Other Oil and Gas Information
•All reserves and FNR were evaluated using forecast prices and costs.
•The estimates of FNR presented do not represent fair market value.
•FNR from reserves excludes provisions for interest and general and administrative expenses.
•FNR from reserves excludes cash flows related to Cenovus’s risk management activities.
•For disclosure purposes, Cenovus includes heavy crude oil with bitumen and shale gas with conventional natural gas, as the reserves of heavy crude oil and shale gas are not material (heavy crude oil represents less than one percent of bitumen on a gross total proved plus probable basis and shale gas represents less than one percent of conventional natural gas on a gross total proved plus probable basis).
•Unless otherwise indicated, Canada includes values attributable to Cenovus’s 30 percent equity interest in Duvernay and Indonesia includes values attributable to Cenovus’s 40 percent equity interest in HCML. Cenovus’s proportionate share of Duvernay reserves accounts for less than one percent of gross total proved plus probable reserves.
•In accordance with NI 51-101, NPV and FNR amounts presented include all of Cenovus’s existing estimated abandonment and reclamation costs, plus all forecast estimates of abandonment and reclamation costs attributable to future development activity associated with the reserves.
•Reserves data tables may not sum due to rounding.
Definitions
Gross means: (a) in relation to production and reserves, the interest (operated or non-operated) held by Cenovus before deduction of royalties and excludes royalty interests; (b) in relation to wells, the total number of wells in which Cenovus has an interest; and (c) in relation to properties, the total acreage of properties in which Cenovus has an interest.
Net means: (a) in relation to production and reserves, the interest (operated or non-operated) held by Cenovus after deduction of royalties and includes royalty interests; (b) in relation to wells, the number of wells obtained by aggregating Cenovus’s interest (operated or non-operated) in each of its wells; and (c) in relation to properties, the total acreage obtained by aggregating Cenovus’s interest (operated or non-operated) in each of its properties.
Future net revenue is a forecast of revenue, estimated using forecast prices and costs, from the development and production of reserves minus the associated royalties, operating costs, development costs, and abandonment and reclamation costs. It does not include costs related to interest, general and administrative expenses or risk management activities. Future net revenue is presented on a before and after income tax basis.
Reserves are estimated remaining quantities of crude oil and natural gas and related substances anticipated to be recoverable from known accumulations, as at a given date, based on analysis of drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions, which are generally accepted as being reasonable, and are disclosed later in this AIF.
Reserves are classified according to the degree of certainty associated with the estimates:
Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Cenovus Energy Inc. – 2025 Annual Information Form	16

Each of the reserves categories may be divided into developed and undeveloped categories:
Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared with the cost of drilling a well) to put the reserves on production. The developed category may be subdivided as follows:
Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in and the date of resumption of production is unknown.
Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared with the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.
Pricing Assumptions
Except as noted below, the forecast of prices, inflation and exchange rate provided in the table below is computed using the average of forecasts by McDaniel, GLJ and Sproule ERCE and is used to estimate FNR associated with the reserves disclosed herein. This forecast is dated January 1, 2026. The inflation forecast was applied uniformly to prices beyond the forecast interval and to all future costs. For historical prices realized during the year ended December 31, 2025, see the Production History and Per-Unit Results section in this AIF.

	Crude Oil and NGLs					Natural Gas
Year	WTI Cushing Oklahoma (US$/bbl)	Edmonton Par Price 40 API (C$/bbl)	Western Canadian Select (C$/bbl)	Edmonton C5+ (C$/bbl)	Brent (US$/bbl)	AECO (C$/MMBtu)	China (1) (US$/Mcf)	Indonesia (1) (US$/Mcf)	Inflation Rate (%/year)	Exchange Rate (US$/C$)
2026	59.92	77.54	65.13	80.01	63.92	3.00	8.52	7.34	0.0	0.7275
2027	65.10	83.60	70.43	86.19	69.13	3.30	8.89	7.44	2.0	0.7367
2028	70.28	90.17	76.90	92.83	74.36	3.49	9.03	7.57	2.0	0.7400
2029	71.93	92.32	78.71	95.04	76.10	3.58	8.99	7.70	2.0	0.7400
2030	73.37	94.17	80.29	96.94	77.62	3.65	8.81	7.83	2.0	0.7400
2031	74.84	96.06	81.90	98.89	79.17	3.72	8.97	7.97	2.0	0.7400
2032	76.34	97.98	83.53	100.86	80.76	3.80	9.43	8.04	2.0	0.7400
2033	77.87	99.93	85.20	102.88	82.37	3.88	9.70	—	2.0	0.7400
2034	79.42	101.93	86.91	104.94	84.02	3.95	—	—	2.0	0.7400
2035	81.01	103.97	88.65	107.04	85.70	4.03	—	—	2.0	0.7400
2036	82.63	106.05	90.42	109.18	87.41	4.11	—	—	2.0	0.7400
2037+	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	—	—	2.0	0.7400
(1)Prices derived from natural gas sales agreements are used to estimate the FNR related to conventional natural gas reserves in China and Indonesia.

Cenovus Energy Inc. – 2025 Annual Information Form	17

Summary of Oil and Gas Reserves as at December 31, 2025

Gross Reserves	Bitumen (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas (Bcf)	Total (MMBOE)
Canada
Proved
Developed Producing	1,143	21	39	1,071	1,381
Developed Non-Producing	23	1	1	31	31
Undeveloped	4,531	65	10	339	4,662
Total Proved	5,697	87	50	1,441	6,074
Probable	3,227	71	24	754	3,448
Total Proved Plus Probable	8,924	158	74	2,196	9,522

China
Proved
Developed Producing	—	—	8	195	41
Developed Non-Producing	—	—	—	—	—
Undeveloped	—	—	—	—	—
Total Proved	—	—	8	195	41
Probable	—	—	3	72	15
Total Proved Plus Probable	—	—	11	267	55

Indonesia
Proved
Developed Producing	—	—	1	109	19
Developed Non-Producing	—	—	—	—	—
Undeveloped	—	—	—	—	—
Total Proved	—	—	1	109	19
Probable	—	—	1	51	9
Total Proved Plus Probable	—	—	2	160	29

Total Company
Proved
Developed Producing	1,143	21	48	1,375	1,441
Developed Non-Producing	23	1	1	31	31
Undeveloped	4,531	65	10	339	4,662
Total Proved	5,697	87	59	1,745	6,135
Probable	3,227	71	28	878	3,472
Total Proved Plus Probable	8,924	158	87	2,622	9,607

Cenovus Energy Inc. – 2025 Annual Information Form	18

Net Reserves	Bitumen (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas (Bcf)	Total (MMBOE)
Canada
Proved
Developed Producing	892	20	34	1,004	1,113
Developed Non-Producing	18	1	1	29	25
Undeveloped	3,524	63	8	312	3,646
Total Proved	4,434	83	43	1,345	4,784
Probable	2,353	61	20	689	2,548
Total Proved Plus Probable	6,787	144	63	2,033	7,333

China
Proved
Developed Producing	—	—	7	184	38
Developed Non-Producing	—	—	—	—	—
Undeveloped	—	—	—	—	—
Total Proved	—	—	7	184	38
Probable	—	—	2	68	14
Total Proved Plus Probable	—	—	9	253	52

Indonesia
Proved
Developed Producing	—	—	1	78	14
Developed Non-Producing	—	—	—	—	—
Undeveloped	—	—	—	—	—
Total Proved	—	—	1	78	14
Probable	—	—	—	29	5
Total Proved Plus Probable	—	—	1	106	19

Total Company
Proved
Developed Producing	892	20	42	1,266	1,165
Developed Non-Producing	18	1	1	29	25
Undeveloped	3,524	63	8	312	3,646
Total Proved	4,434	83	51	1,607	4,836
Probable	2,353	61	22	786	2,567
Total Proved Plus Probable	6,787	144	74	2,392	7,403

Cenovus Energy Inc. – 2025 Annual Information Form	19

Summary of Net Present Value of Future Net Revenue as at December 31, 2025

	Discounted at % per year					Unit Value Discounted at 10% (1)
Before Income Taxes ($ millions)	0%	5%	10%	15%	20%	$/BOE
Canada
Proved
Developed Producing	24,298	25,654	23,783	21,762	19,966	21.37
Developed Non-Producing	835	697	593	515	453	24.01
Undeveloped	138,450	64,256	35,381	21,954	14,762	9.70
Total Proved	163,584	90,607	59,757	44,231	35,181	12.49
Probable	146,848	45,141	21,170	13,200	9,583	8.31
Total Proved Plus Probable	310,432	135,748	80,927	57,432	44,763	11.04

China
Proved
Developed Producing	1,977	1,800	1,653	1,529	1,425	43.57
Developed Non-Producing	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—
Total Proved	1,977	1,800	1,653	1,529	1,425	43.57
Probable	857	707	594	506	438	43.52
Total Proved Plus Probable	2,834	2,507	2,246	2,036	1,862	43.55

Indonesia
Proved
Developed Producing	324	294	269	248	230	19.32
Developed Non-Producing	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—
Total Proved	324	294	269	248	230	19.32
Probable	239	196	164	139	120	32.17
Total Proved Plus Probable	563	490	433	387	349	22.77

Total Company
Proved
Developed Producing	26,600	27,748	25,705	23,539	21,620	22.07
Developed Non-Producing	835	697	593	515	453	24.01
Undeveloped	138,450	64,256	35,381	21,954	14,762	9.70
Total Proved	165,885	92,701	61,679	46,008	36,835	12.75
Probable	147,944	46,044	21,928	13,846	10,140	8.54
Total Proved Plus Probable	313,829	138,745	83,607	59,854	46,975	11.29
(1)Unit values have been calculated using Cenovus’s net reserves.

Cenovus Energy Inc. – 2025 Annual Information Form	20

	Discounted at % per year
After Income Taxes (1) ($ millions)	0%	5%	10%	15%	20%
Canada
Proved
Developed Producing	19,263	21,246	19,837	18,181	16,680
Developed Non-Producing	686	567	479	412	361
Undeveloped	106,654	48,776	26,417	16,101	10,620
Total Proved	126,602	70,588	46,732	34,694	27,660
Probable	112,479	34,247	16,011	9,979	7,242
Total Proved Plus Probable	239,081	104,835	62,743	44,673	34,902

China
Proved
Developed Producing	1,546	1,405	1,288	1,189	1,106
Developed Non-Producing	—	—	—	—	—
Undeveloped	—	—	—	—	—
Total Proved	1,546	1,405	1,288	1,189	1,106
Probable	652	537	450	383	330
Total Proved Plus Probable	2,198	1,941	1,737	1,572	1,436

Indonesia
Proved
Developed Producing	214	194	178	164	152
Developed Non-Producing	—	—	—	—	—
Undeveloped	—	—	—	—	—
Total Proved	214	194	178	164	152
Probable	153	126	106	90	78
Total Proved Plus Probable	367	320	284	254	230

Total Company
Developed Producing	21,023	22,845	21,302	19,534	17,938
Developed Non-Producing	686	567	479	412	361
Undeveloped	106,654	48,776	26,417	16,101	10,620
Total Proved	128,362	72,187	48,197	36,047	28,918
Probable	113,284	34,910	16,566	10,452	7,650
Total Proved Plus Probable	241,646	107,096	64,763	46,499	36,568
(1)Values are calculated by considering existing tax pools and tax circumstances for Cenovus in the consolidated evaluation of Cenovus’s oil and gas properties and taking into account current tax regulations. Values do not represent an estimate of the value at the legal entity level, which may be significantly different. For information about existing tax pools, please see Cenovus’s Consolidated Financial Statements for the year ended December 31, 2025.

Cenovus Energy Inc. – 2025 Annual Information Form	21

Total Undiscounted Future Net Revenue as at December 31, 2025

($ millions)	Revenue	Royalties	Operating Costs	Development Costs	Total Abandonment and Reclamation Costs (1)	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
Canada
Total Proved	462,382	102,452	131,968	51,119	13,260	163,584	36,981	126,602
Total Proved Plus Probable	814,922	194,998	209,248	85,641	14,603	310,432	71,351	239,081

China
Total Proved	3,011	231	673	79	51	1,977	431	1,546
Total Proved Plus Probable	4,105	315	820	85	52	2,834	636	2,198

Indonesia
Total Proved	1,237	348	530	—	35	324	110	214
Total Proved Plus Probable	1,873	649	626	—	36	563	196	367

Total Company
Total Proved	466,630	103,031	133,170	51,199	13,346	165,885	37,523	128,362
Total Proved Plus Probable	820,900	195,962	210,693	85,726	14,691	313,829	72,183	241,646
(1)Total abandonment and reclamation costs included for all wells, facilities and other liabilities, known and existing, and to be incurred as a result of future development activity.
Future Net Revenue by Product Type as at December 31, 2025

Reserves Category	Product Types	Future Net Revenue Before Income Taxes Discounted at 10% per Year ($ millions)	Unit Value Discounted at 10% per Year (1) ($/BOE)
Total Proved	Bitumen	58,272	13.14
	Light and Medium Oil (2)	1,165	10.30
	Conventional Natural Gas (3)	2,242	7.75
	Total	61,679	12.75
Total Proved Plus	Bitumen	76,102	11.21
Probable	Light and Medium Oil (2)	3,837	20.63
	Conventional Natural Gas (3)	3,668	8.52
	Total	83,607	11.29
(1)Unit values have been calculated using Cenovus’s net reserves.
(2)Includes solution gas and other byproducts, which includes NGLs.
(3)Includes other byproducts, which includes NGLs, but excludes solution gas.

Cenovus Energy Inc. – 2025 Annual Information Form	22

Future Development Costs
The following table outlines undiscounted future development costs deducted in the estimation of FNR by reserves category:

($ millions)	2026	2027	2028	2029	2030	Remainder	Total
Canada
Total Proved	2,896	2,827	2,363	2,432	2,131	38,472	51,119
Total Proved Plus Probable	3,025	2,950	2,690	2,370	2,284	72,322	85,641

China
Total Proved	55	14	5	5	—	—	79
Total Proved Plus Probable	55	14	5	5	6	—	85

Indonesia
Total Proved	—	—	—	—	—	—	—
Total Proved Plus Probable	—	—	—	—	—	—	—

Total Company
Total Proved	2,951	2,840	2,368	2,437	2,131	38,472	51,199
Total Proved Plus Probable	3,080	2,963	2,696	2,376	2,289	72,322	85,726
Cenovus believes that existing cash and cash equivalents balances, internally generated cash flows, existing credit facilities, management of its asset portfolio and access to capital markets will be sufficient to fund the Company’s future development costs. However, there can be no guarantee that the necessary funds will be available or that Cenovus will allocate funding to develop all of its reserves. Failure to develop those reserves would have a negative impact on the Company’s FNR.
The interest or other costs of external funding are not included in the reserves and FNR estimates and would reduce FNR depending upon the funding sources utilized. Cenovus does not believe that interest or other funding costs would make development of any property uneconomic.

Cenovus Energy Inc. – 2025 Annual Information Form	23

Reserves Reconciliation as at December 31, 2025

Gross Reserves, Total Proved	Bitumen (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas (Bcf)	Total (MMBOE)
Canada
As at December 31, 2024	5,179	91	57	1,560	5,587
Extensions and Improved Recovery	277	5	6	206	321
Discoveries	—	—	—	—	—
Technical Revisions	(177)	(1)	(4)	(98)	(200)
Economic Factors	(1)	(1)	(1)	(14)	(5)
Acquisitions	678	—	—	5	679
Dispositions	(24)	—	—	—	(24)
Production (1)	(234)	(7)	(8)	(217)	(285)
As at December 31, 2025	5,697	87	50	1,441	6,074

China
As at December 31, 2024	—	—	9	236	49
Extensions and Improved Recovery	—	—	—	—	—
Discoveries	—	—	—	—	—
Technical Revisions	—	—	1	28	6
Economic Factors	—	—	—	—	—
Acquisitions	—	—	—	—	—
Dispositions	—	—	—	—	—
Production	—	—	(2)	(70)	(14)
As at December 31, 2025	—	—	8	195	41

Indonesia
As at December 31, 2024	—	—	3	154	29
Extensions and Improved Recovery	—	—	—	5	1
Discoveries	—	—	—	—	—
Technical Revisions	—	—	(2)	(18)	(5)
Economic Factors	—	—	—	—	—
Acquisitions	—	—	—	—	—
Dispositions	—	—	—	—	—
Production	—	—	—	(32)	(6)
As at December 31, 2025	—	—	1	109	19

Total Company
As at December 31, 2024	5,179	91	69	1,950	5,664
Extensions and Improved Recovery	277	5	6	211	322
Discoveries	—	—	—	—	—
Technical Revisions	(177)	(1)	(5)	(88)	(198)
Economic Factors	(1)	(1)	(1)	(14)	(5)
Acquisitions	678	—	—	5	679
Dispositions	(24)	—	—	—	(24)
Production (1)	(234)	(7)	(11)	(319)	(305)
As at December 31, 2025	5,697	87	59	1,745	6,135

Cenovus Energy Inc. – 2025 Annual Information Form	24

Gross Reserves, Probable	Bitumen (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas (Bcf)	Total (MMBOE)
Canada
As at December 31, 2024	2,500	77	34	942	2,767
Extensions and Improved Recovery	(22)	2	3	128	4
Discoveries	—	—	—	—	—
Technical Revisions	(46)	(7)	(12)	(313)	(118)
Economic Factors	—	—	—	(3)	(1)
Acquisitions	804	—	—	1	804
Dispositions	(9)	—	—	—	(9)
Production (1)	—	—	—	—	—
As at December 31, 2025	3,227	71	24	754	3,448

China
As at December 31, 2024	—	—	3	83	17
Extensions and Improved Recovery	—	—	—	—	—
Discoveries	—	—	—	—	—
Technical Revisions	—	—	—	(11)	(2)
Economic Factors	—	—	—	—	—
Acquisitions	—	—	—	—	—
Dispositions	—	—	—	—	—
Production	—	—	—	—	—
As at December 31, 2025	—	—	3	72	15

Indonesia
As at December 31, 2024	—	—	1	47	9
Extensions and Improved Recovery	—	—	—	4	1
Discoveries	—	—	—	—	—
Technical Revisions	—	—	—	1	—
Economic Factors	—	—	—	—	—
Acquisitions	—	—	—	—	—
Dispositions	—	—	—	—	—
Production	—	—	—	—	—
As at December 31, 2025	—	—	1	51	9

Total Company
As at December 31, 2024	2,500	77	37	1,071	2,793
Extensions and Improved Recovery	(22)	2	3	131	4
Discoveries	—	—	—	—	—
Technical Revisions	(46)	(7)	(12)	(323)	(120)
Economic Factors	—	—	—	(3)	(1)
Acquisitions	804	—	—	1	804
Dispositions	(9)	—	—	—	(9)
Production (1)	—	—	—	—	—
As at December 31, 2025	3,227	71	28	878	3,472

Cenovus Energy Inc. – 2025 Annual Information Form	25

Gross Reserves, Total Proved Plus Probable	Bitumen (MMbbls)	Light and Medium Oil (MMbbls)	NGLs (MMbbls)	Conventional Natural Gas (Bcf)	Total (MMBOE)
Canada
As at December 31, 2024	7,679	168	90	2,501	8,354
Extensions and Improved Recovery	255	6	9	333	325
Discoveries	—	—	—	—	—
Technical Revisions	(223)	(9)	(17)	(411)	(318)
Economic Factors	(1)	—	(1)	(17)	(5)
Acquisitions	1,482	—	—	6	1,483
Dispositions	(32)	—	—	—	(32)
Production (1)	(234)	(7)	(8)	(217)	(285)
As at December 31, 2025	8,924	158	74	2,196	9,522

China
As at December 31, 2024	—	—	12	319	65
Extensions and Improved Recovery	—	—	—	—	—
Discoveries	—	—	—	—	—
Technical Revisions	—	—	1	18	4
Economic Factors	—	—	—	—	—
Acquisitions	—	—	—	—	—
Dispositions	—	—	—	—	—
Production	—	—	(2)	(70)	(14)
As at December 31, 2025	—	—	11	267	55

Indonesia
As at December 31, 2024	—	—	4	200	38
Extensions and Improved Recovery	—	—	—	9	1
Discoveries	—	—	—	—	—
Technical Revisions	—	—	(2)	(17)	(4)
Economic Factors	—	—	—	—	—
Acquisitions	—	—	—	—	—
Dispositions	—	—	—	—	—
Production	—	—	—	(32)	(6)
As at December 31, 2025	—	—	2	160	29

Total Company
As at December 31, 2024	7,679	168	107	3,021	8,457
Extensions and Improved Recovery	255	6	9	342	327
Discoveries	—	—	—	—	—
Technical Revisions	(223)	(9)	(17)	(410)	(318)
Economic Factors	(1)	—	(1)	(17)	(5)
Acquisitions	1,482	—	—	6	1,483
Dispositions	(32)	—	—	—	(32)
Production (1)	(234)	(7)	(11)	(319)	(305)
As at December 31, 2025	8,924	158	87	2,622	9,607
(1)Production used for the reserves reconciliation differs from publicly reported production. In accordance with NI 51-101, gross production used for the reserves reconciliation above includes Cenovus’s share of its conventional natural gas production provided to FCCL for steam generation, but does not include royalty interest production.

Cenovus Energy Inc. – 2025 Annual Information Form	26

The following developments occurred in 2025 compared with 2024:
•Bitumen gross total proved and gross total proved plus probable reserves increased by 518 million barrels and 1,245 million barrels, respectively. The changes were due to the MEG Acquisition, extensions due to continuing development of, and updates to development plans for the Oil Sands segment, and technical revisions due to improvements to recovery performance at Sunrise and Lloydminster thermal. These increases were partially offset by current year production and negative technical revisions resulting from recovery factor changes at Christina Lake and Foster Creek, and a minor disposition at Lloydminster thermal.
•Light and medium oil gross total proved and gross total proved plus probable reserves decreased by four million barrels and 10 million barrels, respectively. The changes were due to current year production and negative technical revisions due to updates to the Conventional segment development plans. These decreases were partially offset by extensions due to updates to the Conventional segment development plans.
•NGLs gross total proved and gross total proved plus probable reserves decreased by 10 million barrels and 20 million barrels, respectively. The changes were due to current year production, negative technical revisions due to updates to the Conventional segment development plans and negative technical revisions due to reductions to recovery performance in Indonesia. These reductions were partially offset by extensions due to updates to the Conventional segment development plans and technical revisions due to improvements to recovery performance in China.
•Conventional natural gas gross total proved and gross total proved plus probable reserves decreased by 205 billion cubic feet and 399 billion cubic feet, respectively. The changes were due to current year production, negative technical revisions due to updates to the Conventional segment development plans and negative technical revisions due to reductions to recovery performance in Indonesia. These reductions were partially offset by extensions due to updates to the Conventional segment development plans, technical revisions due to increases to original natural gas in place volumes in China and minor acquisitions in the Conventional segment.
Undeveloped Reserves
Proved and probable undeveloped reserves have been estimated by the IQREs in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the “COGE Handbook”). Undeveloped reserves are scheduled to be produced within the next 50 years.
The undeveloped tables presented here reflect Cenovus’s gross reserves and the product type groups reported above.
Proved Undeveloped (Gross Reserves)

	Bitumen (MMbbls)		Light and Medium Oil (MMbbls)		NGLs (MMbbls)		Conventional Natural Gas (Bcf)		Total (MMBOE)
	First Attributed	Total	First Attributed	Total	First Attributed	Total	First Attributed	Total	First Attributed	Total
2023	105	4,316	1	5	2	12	64	347	119	4,390
2024	94	4,237	61	63	3	12	101	371	175	4,374
2025	660	4,531	3	65	4	10	156	339	693	4,662

Probable Undeveloped (Gross Reserves)

	Bitumen (MMbbls)		Light and Medium Oil (MMbbls)		NGLs (MMbbls)		Conventional Natural Gas (Bcf)		Total (MMBOE)
	First Attributed	Total	First Attributed	Total	First Attributed	Total	First Attributed	Total	First Attributed	Total
2023	84	2,320	4	119	4	21	106	561	109	2,553
2024	100	2,330	6	70	6	20	187	569	143	2,515
2025	774	3,012	2	64	5	15	185	492	812	3,173

Development of Proved and Probable Undeveloped Reserves
Bitumen
Cenovus’s bitumen reserves are entirely within the Oil Sands segment. Gross proved undeveloped bitumen reserves of 4,531 million barrels account for approximately 80 percent of the Company’s total gross proved bitumen reserves. Of Cenovus’s 3,227 million barrels of gross probable bitumen reserves, 3,012 million barrels, or approximately 93 percent, are undeveloped. Based on the evaluation of these reserves, Cenovus anticipates that the reserves will be recovered using SAGD, except for the heavy crude oil, which is not material.

Cenovus Energy Inc. – 2025 Annual Information Form	27

Typical SAGD project development involves the initial installation of a steam generation facility, at a cost much greater than drilling a production/injection well pair, and then progressively drilling sufficient SAGD well pairs to fully utilize the available steam.
Bitumen reserves can be classified as proved when there is sufficient stratigraphic drilling to demonstrate, with a high degree of certainty, the presence of bitumen in commercially recoverable volumes. McDaniel’s standard for sufficient drilling in a fluvial SAGD formation is a minimum of eight stratigraphic wells per section with 3D seismic or 16 stratigraphic wells per section with no seismic. Additionally, operator funding approvals must be in place, a reasonable development timetable must be established and all requisite legal and regulatory approvals must have been obtained. Proved developed bitumen reserves are differentiated from proved undeveloped bitumen reserves by the presence of drilled production/injection well pairs at the reserves estimation effective date. Because a steam generation facility has a long life relative to well pairs, in the early stages of a SAGD project, only a small portion of proved reserves will be developed as the number of well pairs drilled will be limited by the available steam capacity.
Recognition of probable reserves requires sufficient drilling of stratigraphic wells to establish reservoir suitability for SAGD. McDaniel’s standard for probable reserves is a minimum of four stratigraphic wells per section. Reserves will be classified by McDaniel as probable if the number of stratigraphic wells drilled falls between their proved reserves and probable reserves requirements. In Alberta, if the reserves are located outside of an approved development area, but within an approved project area, they will be classified as probable reserves as long as they exceed the minimum stratigraphic well requirement. If reserves lie outside an approved development area, approval to include those reserves in the development area must be obtained before development drilling of SAGD well pairs can commence.
Development of the Christina Lake, Foster Creek, Lloydminster thermal and Sunrise proved and probable undeveloped reserves will take place in an orderly manner as additional well pairs are drilled to utilize the available steam capacity when existing well pairs reach the end of their steam injection phase. The forecasted production of Cenovus’s proved and proved plus probable SAGD bitumen reserves extends approximately 41 years and 50 years, respectively. Production of the current proved developed portion is estimated to take approximately 21 years.
Light and Medium Oil, NGLs and Conventional Natural Gas
Cenovus’s Conventional segment gross proved undeveloped and gross proved plus probable undeveloped reserves of light and medium oil, NGLs and conventional natural gas are approximately one percent and two percent, respectively, of the Company’s gross total proved and gross total proved plus probable reserves. Cenovus plans to develop the Conventional segment’s proved and proved plus probable undeveloped reserves over the next five years and 10 years, respectively. Decisions on the priority and timing of developing the various proved and probable undeveloped reserves, including decisions to defer development of proved and probable undeveloped reserves beyond two years, are based on various factors including strategic considerations, changing economic conditions, changes to government regulations including the setting of production limits, technical performance, development plan optimization, facility capacity, pipeline constraints and the size of the development program. The development opportunities are advanced at a pace dependent on capital availability and its allocation in accordance with Cenovus’s business plans.
Cenovus’s Offshore segment gross proved plus probable undeveloped reserves of light and medium oil, NGLs and conventional natural gas are approximately one percent of the Company’s gross total proved plus probable reserves. The proved and probable undeveloped reserves attributed to the West White Rose project are currently scheduled to be on stream in 2026.
Significant Factors or Uncertainties Affecting Reserves Data
The evaluation of reserves is a continuous process that can be significantly impacted by a variety of internal and external influences. Revisions are often required resulting from changes in pricing, costs, economic conditions, regulatory changes, historical performance and other factors. While these factors can be considered and potentially anticipated, certain judgments and assumptions are always required. As new information becomes available, these areas are reviewed and revised accordingly. For a discussion of the risk factors and uncertainties affecting Cenovus’s reserves data, see the section entitled Risk Management and Risk Factors in the Company’s annual 2025 MD&A, which is incorporated by reference into this AIF, and is available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.

Cenovus Energy Inc. – 2025 Annual Information Form	28

Other Oil and Gas Information
Oil and Gas Properties and Wells
The following tables summarizes producing and non-producing wells in which Cenovus has a working interest, as at December 31, 2025:
Producing Wells

	Crude Oil		Natural Gas		Total
	Gross	Net	Gross	Net	Gross	Net
Canada
Oil Sands (1)	3,055	2,928	341	290	3,396	3,218
Conventional (2)	597	428	3,745	2,928	4,342	3,356
Offshore – Atlantic (3)	38	18	—	—	38	18
	3,690	3,374	4,086	3,218	7,776	6,592
International (4)
Offshore – China	—	—	17	10	17	10
Offshore – Indonesia	—	—	13	5	13	5
	—	—	30	15	30	15
Total	3,690	3,374	4,116	3,233	7,806	6,607
(1)Includes 2,193 gross producing wells (2,052 net producing wells) located in Alberta and 1,203 gross producing wells (1,166 net producing wells) located in Saskatchewan.
(2)Includes 3,857 gross producing wells (2,941 net producing wells) located in Alberta and 485 gross producing wells (415 net producing wells) located in British Columbia.
(3)Atlantic wells are located in Newfoundland and Labrador.
(4)China wells are located in the South China Sea. Indonesia wells are located in the Madura Strait BD, MDA, MBH and MAC fields.
Non-Producing Wells (1)

	Crude Oil		Natural Gas		Total
	Gross	Net	Gross	Net	Gross	Net
Canada
Oil Sands (2)	7,886	7,163	932	809	8,818	7,972
Conventional (3)	537	467	1,483	1,173	2,020	1,640
Offshore – Atlantic (4)	3	2	—	—	3	2
	8,426	7,632	2,415	1,982	10,841	9,614
International
Offshore – China	—	—	—	—	—	—
Offshore – Indonesia (5)	—	—	1	—	1	—
	—	—	1	—	1	—
Total	8,426	7,632	2,416	1,982	10,842	9,614
(1)Non-producing wells include wells that are capable of producing, but which are currently not producing. Non-producing wells do not include other types of wells such as stratigraphic test wells, service wells or wells that have been abandoned.
(2)Includes 3,405 gross non-producing wells (2,986 net non-producing wells) located in Alberta and 5,413 gross non-producing wells (4,986 net non-producing wells) located in Saskatchewan.
(3)Includes 1,886 gross non-producing wells (1,539 net non-producing wells) located in Alberta, 97 gross non-producing wells (69 net non-producing wells) located in British Columbia, 36 gross non-producing wells (31 net non-producing wells) located in Saskatchewan and 1 gross non-producing wells (1 net non-producing wells) in Manitoba.
(4)Atlantic wells are located in Newfoundland and Labrador.
(5)Indonesia wells are located in the Madura Strait BD field.

Cenovus Energy Inc. – 2025 Annual Information Form	29

Exploration and Development Activity
The following tables summarizes Cenovus’s gross and net interest in wells drilled in 2025:

					Offshore (1)
	Oil Sands (2) (3)		Conventional (1) (2)		Atlantic (2)		China		Indonesia		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Crude Oil	419	419	24	20	—	—	—	—	—	—	443	439
Natural Gas	—	—	36	33	—	—	—	—	—	—	36	33
Total	419	419	60	53	—	—	—	—	—	—	479	472
(1)No exploration wells were drilled in the Conventional and Offshore segments.
(2)Oil Sands, Conventional and Atlantic consist only of wells located in Canada.
(3)Includes 63 exploration wells drilled in the Oil Sands segment.
During the year ended December 31, 2025, the Company drilled 144 gross stratigraphic test wells (144 net wells), 91 gross observation wells (91 net wells) and 88 gross conventional heavy oil wells (88 net wells) in the Oil Sands segment. SAGD well pairs are counted as a single oil producing well in the table above. During the year ended December 31, 2025, 96 gross SAGD well pairs were drilled (96 net well pairs).
During the year ended December 31, 2025, six service wells were drilled in the Oil Sands segment. No service wells or stratigraphic test wells were drilled in the Conventional segment in 2025. No dry holes were drilled in the Oil Sands, Conventional and Offshore segments in 2025.
For all types of wells except stratigraphic test and observation wells, the calculation of the number of wells is based on the number of surface locations. For stratigraphic test and observation wells, the calculation is based on the number of bottomhole locations.
Development activities were focused on sustaining bitumen production across the Oil Sands segment and the production and de-risking of resource potential for the Conventional segment properties.
Properties With No Attributed Reserves
The following table summarizes Cenovus’s unproved acreage as at December 31, 2025:

(thousands of acres)	Gross	Net

Canada	9,222	7,961
China	1,923	1,440
Indonesia	616	246
Total	11,761	9,647
For lands in which Cenovus holds multiple leases under the same surface area, both gross areas and net areas have been counted for each lease.
Cenovus has rights to explore, develop and exploit approximately 326,054 unproved net acres in Canada that may expire by December 31, 2026, which relate entirely to Crown and freehold properties. The Oil Sands and Conventional segments include 188,579 unproved net acres and the remaining 137,475 unproved net acres relate to an exploration licence in the Offshore segment, which expired in January 2026. There are no expiries for China or Indonesia within the next year.
The Company has a liability of approximately $3 million related to exploration licences in the Atlantic region. The Company has commitments totalling approximately $34 million related to exploration to be completed in China on timelines to be agreed with CNOOC.
Properties with no attributed reserves include Crown lands where bitumen contingent and prospective resources have been identified and Crown lands where exploration activities to date have not identified potential reserves in commercial quantities. The Company regularly reviews the economic viability of these unproved properties on the basis of product pricing, capital availability and level of related infrastructure development. From this process, some properties are selected for future development activity while others are retained as inactive, sold, swapped or relinquished back to the mineral rights owner.
Additional Information Concerning Abandonment and Reclamation Costs
The estimated total future abandonment and reclamation costs for surface and subsea existing wells, facilities, and infrastructure is based on management’s estimate of costs to remediate, reclaim, and abandon wells and facilities having regard to Cenovus’s working interest and the estimated timing of the costs to be incurred in future periods. Cenovus has developed a process to calculate these estimates, which considers applicable regulations, actual and anticipated costs, type and size of the well or facility and the geographic location.

Cenovus Energy Inc. – 2025 Annual Information Form	30

Cenovus has estimated undiscounted and uninflated future abandonment and reclamation costs for its existing upstream assets of approximately $7.7 billion (approximately $3.2 billion, discounted at 10 percent) as at December 31, 2025, of which the Company expects to pay $590 million in the next three years. Estimated future abandonment and reclamation costs and payment excludes values attributed to Cenovus’s 30 percent equity interest in Duvernay and 40 percent equity interest in HCML as such values are immaterial.
The Company deposits cash into restricted accounts that will be used to fund decommissioning liabilities in offshore China in accordance with the provisions of the regulations of the People’s Republic of China. As at December 31, 2025, $256 million (December 31, 2024 – $241 million) was deposited in restricted accounts in the Company’s Consolidated Financial Statements.
Of the undiscounted future abandonment and reclamation costs to be incurred over the life of Cenovus’s total proved reserves, approximately $13.3 billion has been deducted in estimating the FNR, which represents the Company’s total existing estimated abandonment and reclamation costs, plus all forecast estimates of abandonment and reclamation costs attributable to future development activity associated with the reserves.
Tax Outlook
Consistent with 2026 guidance dated December 10, 2025, and available on the Company’s website at cenovus.com, the Company expects to pay cash taxes of $1.0 billion to $1.3 billion in 2026. This estimate could vary significantly if underlying assumptions change with respect to commodity prices, capital spending levels, and acquisition and disposition transactions.
Costs Incurred

($ millions)	Canada	China	Indonesia	2025
Acquisitions
Unproved	174	—	—	174
Proved	9,990	—	—	9,990
Total Acquisitions	10,164	—	—	10,164
Exploration Costs	87	—	—	87
Development Costs	4,179	86	—	4,265
Total Costs Incurred	14,430	86	—	14,516

($ millions)	Canada	China	Indonesia	2024
Acquisitions
Unproved	7	—	—	7
Proved	15	—	—	15
Total Acquisitions	22	—	—	22
Exploration Costs	27	38	—	65
Development Costs	4,205	30	(5)	4,230
Total Costs Incurred	4,254	68	(5)	4,317
Forward Contracts
Cenovus may use financial derivatives to manage its exposure to fluctuations in commodity prices, foreign exchange and interest rates. The Company may also enter into arrangements, such as renewable power contracts or power swaps, to manage exposure to future carbon compliance costs, power prices, energy costs associated with the production, transportation and refining of crude oil, or to offset select carbon emissions. A description of such instruments is provided in the notes to the Company’s Consolidated Financial Statements for the year ended December 31, 2025.

Cenovus Energy Inc. – 2025 Annual Information Form	31

Production Estimates
The following table summarizes the 2026 estimated gross production of Cenovus’s gross reserves for all properties held on December 31, 2025, using forecast prices and costs, which will be produced in Canada, China and Indonesia. These estimates assume certain activities take place, such as the development of undeveloped reserves and that there are no acquisitions or divestitures.

	Total Proved	Total Proved Plus Probable
Canada
Bitumen (1) (Mbbls/d)	745.6	775.6
Light and Medium Oil (Mbbls/d)	29.9	35.5
NGLs (Mbbls/d)	19.4	20.8
Conventional Natural Gas (MMcf/d)	556.4	597.3
Total (MBOE/d)	887.7	931.5

China
NGLs (Mbbls/d)	7.9	8.6
Conventional Natural Gas (MMcf/d)	168.0	182.6
Total (MBOE/d)	35.9	39.0

Indonesia
NGLs (Mbbls/d)	0.8	1.1
Conventional Natural Gas (MMcf/d)	76.8	83.0
Total (MBOE/d)	13.6	14.9

Total Company
Bitumen (1) (Mbbls/d)	745.6	775.6
Light and Medium Oil (Mbbls/d)	29.9	35.5
NGLs (Mbbls/d)	28.2	30.5
Conventional Natural Gas (MMcf/d)	801.2	862.8
Total (1) (MBOE/d)	937.2	985.4
(1)Includes Foster Creek production of 217.6 thousand barrels per day for total proved and 224.2 thousand barrels per day for total proved plus probable, and Christina Lake production of 354.1 thousand barrels per day for total proved and 365.1 thousand barrels per day for total proved plus probable.

Cenovus Energy Inc. – 2025 Annual Information Form	32

Production History and Per-Unit Results

	2025	Q4	Q3	Q2	Q1
Canada
Bitumen
Foster Creek	206.1	220.1	215.4	186.1	202.7
Christina Lake	254.3	308.9	251.7	217.9	237.8
Sunrise	53.8	60.3	52.4	50.3	52.1
Lloydminster Thermal	102.6	106.9	95.7	97.8	109.9
Lloydminster Conventional Heavy Oil	25.1	28.1	25.4	25.0	21.8
Total Bitumen (1) (Mbbls/d)	641.9	724.3	640.6	577.1	624.3
Light and Medium Oil (Mbbls/d)	18.1	22.3	16.3	17.0	16.8
NGLs (Mbbls/d)	21.2	20.8	23.0	20.4	20.5
Conventional Natural Gas (MMcf/d)	593.1	579.0	606.9	585.7	600.7
Total (MBOE/d)	780.0	863.9	781.0	712.1	761.7

China
NGLs (Mbbls/d)	6.3	5.8	3.1	7.9	8.8
Conventional Natural Gas (MMcf/d)	191.8	195.8	192.5	179.7	199.0
Total (MBOE/d)	38.3	38.4	35.2	37.9	42.0

Indonesia
NGLs (Mbbls/d)	1.3	1.3	1.7	1.6	0.5
Conventional Natural Gas (MMcf/d)	87.5	85.6	90.1	86.0	88.2
Total (MBOE/d)	15.9	15.6	16.7	15.9	15.2

Total Company
Bitumen (1) (Mbbls/d)	641.9	724.3	640.6	577.1	624.3
Light and Medium Oil (Mbbls/d)	18.1	22.3	16.3	17.0	16.8
NGLs (Mbbls/d)	28.8	27.9	27.8	29.9	29.8
Conventional Natural Gas (MMcf/d)	872.4	860.4	889.5	851.4	887.9
Total (1) (MBOE/d)	834.2	917.9	832.9	765.9	818.9
(1)Includes bitumen and heavy crude oil.
Netbacks
Netback is a non-GAAP financial measure commonly used in the oil and gas industry to assist in measuring operating performance. Our Netback calculation is substantially aligned with the definition found in the COGE Handbook. Netback is defined as gross sales less royalties, transportation and blending, and operating expenses. Netbacks do not reflect non-cash write-downs or reversals of product inventory until it is realized when the product is sold and exclude risk management activities. Condensate or butane (diluent) is blended with crude oil to transport it to market. Netback per barrel of oil equivalent contains a non-GAAP measure. Netbacks per barrel of oil equivalent reflect our margin on a per-barrel of oil equivalent basis. Per-unit measures are divided by sales volumes.
Realized Sales Price contains a non-GAAP measure. It includes our gross sales, purchased diluent costs and profit from optimization activities, such as cogeneration, third-party processing and trading. Conventional, Offshore and Asia Pacific Per-Unit Operating Expenses contain non-GAAP measures.
These Netbacks have been described and presented in this AIF to comply with the requirements of NI 51-101. This measure should not be considered in isolation or as a substitute for measures prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (the “IFRS Accounting Standards”). For further information on these measures, readers should refer to the section entitled Specified Financial Measures Advisory located in the Company’s annual 2025 MD&A, which is incorporated by reference into this AIF, and is available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.

Cenovus Energy Inc. – 2025 Annual Information Form	33

Canada	2025	Q4	Q3	Q2	Q1
Foster Creek Bitumen ($/bbl)
Sales Price	78.21	68.76	79.46	77.96	87.26
Royalties	14.40	11.04	16.86	12.23	17.40
Transportation and Blending	14.36	10.90	13.13	18.41	15.85
Operating Expenses	9.76	8.77	8.57	12.34	9.82
Netback	39.69	38.05	40.90	34.98	44.19

Christina Lake Bitumen ($/bbl)
Sales Price	67.23	60.39	69.92	65.51	75.07
Royalties	15.21	11.63	17.49	14.19	18.48
Transportation and Blending	6.86	7.71	7.14	6.07	6.12
Operating Expenses	8.21	8.73	6.61	8.70	8.76
Netback	36.95	32.32	38.68	36.55	41.71

Sunrise Bitumen ($/bbl)
Sales Price	75.79	67.88	79.50	70.07	87.30
Royalties	3.75	3.62	3.41	3.47	4.56
Transportation and Blending	15.42	13.81	14.97	15.28	18.07
Operating Expenses	17.53	15.36	17.45	20.26	17.55
Netback	39.09	35.09	43.67	31.06	47.12

Lloydminster Bitumen (1) ($/bbl)
Sales Price	70.17	61.69	71.04	69.69	78.93
Royalties	8.18	7.37	8.06	8.74	8.61
Transportation and Blending	3.23	2.99	3.24	3.28	3.42
Operating Expenses	20.01	18.16	22.57	21.12	18.46
Netback	38.75	33.17	37.17	36.55	48.44

Total Bitumen (1) ($/bbl)

Sales Price	72.07	63.82	74.07	70.78	80.99
Royalties	12.61	10.02	14.28	11.43	15.03
Transportation and Blending	9.28	8.33	9.02	10.18	9.85
Operating Expenses	11.81	11.00	11.21	13.60	11.77
Netback	38.37	34.47	39.56	35.57	44.34

Light and Medium Oil ($/bbl)
Sales Price	91.39	79.87	90.52	92.09	99.30
Royalties	5.73	5.81	5.13	6.95	5.49
Transportation and Blending	5.94	4.93	6.51	6.04	6.02
Operating Expenses	40.46	35.35	46.56	42.70	36.90
Netback	39.26	33.78	32.32	36.40	50.89

Conventional Natural Gas (2) ($/Mcf)
Sales Price	3.13	3.69	2.01	2.77	4.11
Royalties	0.04	0.09	—	0.04	0.05
Transportation and Blending	0.65	0.64	0.68	0.69	0.60
Operating Expenses	1.64	1.35	1.72	1.66	1.82
Netback	0.80	1.61	(0.39)	0.38	1.64

NGLs (3) ($/bbl)
Sales Price	51.83	50.40	45.44	47.56	64.91
Royalties	2.39	0.82	2.12	2.02	4.70
Transportation and Blending	11.27	12.71	9.85	9.69	13.00
Operating Expenses	9.82	8.11	10.31	9.93	10.92
Netback	28.35	28.76	23.16	25.92	36.29
(1)Includes bitumen and heavy crude oil.
(2)Includes natural gas volumes used for internal consumption by the Oil Sands segment.
(3)Includes butane and condensate used for internal consumption by the Oil Sands segment.

Cenovus Energy Inc. – 2025 Annual Information Form	34

China	2025	Q4	Q3	Q2	Q1
Conventional Natural Gas ($/Mcf)
Sales Price	12.52	12.71	12.28	12.29	12.79
Royalties	0.66	0.67	0.65	0.65	0.68
Transportation and Blending	—	—	—	—	—
Operating Expenses	1.36	1.62	1.38	1.45	1.00
Netback	10.5	10.42	10.25	10.19	11.11

NGLs ($/bbl)
Sales Price	91.30	87.06	93.57	86.96	97.29
Royalties	12.71	13.83	5.38	13.39	13.96
Transportation and Blending	—	—	—	—	—
Operating Expenses	8.10	10.33	8.21	8.72	6.00
Netback	70.49	62.90	79.98	64.85	77.33

Indonesia	2025	Q4	Q3	Q2	Q1
Conventional Natural Gas ($/Mcf)
Sales Price	9.34	9.18	8.57	9.19	10.45
Royalties	2.09	1.35	1.83	2.07	3.11
Transportation and Blending	—	—	—	—	—
Operating Expenses	1.90	2.60	1.48	1.78	1.79
Netback	5.35	5.23	5.26	5.34	5.55

NGLs ($/bbl)
Sales Price	96.59	95.97	93.23	93.70	117.54
Royalties	34.99	28.44	39.01	34.14	40.97
Transportation and Blending	—	—	—	—	—
Operating Expenses	11.00	16.15	9.27	9.28	9.07
Netback	50.60	51.38	44.95	50.28	67.50

Cenovus Energy Inc. – 2025 Annual Information Form	35

Total Company	2025	Q4	Q3	Q2	Q1
Bitumen (1) ($/bbl)
Sales Price	72.07	63.82	74.07	70.78	80.99
Royalties	12.61	10.02	14.28	11.43	15.03
Transportation and Blending	9.28	8.33	9.02	10.18	9.85
Operating Expenses	11.81	11.00	11.21	13.60	11.77
Netback	38.37	34.47	39.56	35.57	44.34

Light and Medium Oil ($/bbl)
Sales Price	91.39	79.87	90.52	92.09	99.30
Royalties	5.73	5.81	5.13	6.95	5.49
Transportation and Blending	5.94	4.93	6.51	6.04	6.02
Operating Expenses	40.46	35.35	46.56	42.70	36.90
Netback	39.26	33.78	32.32	36.40	50.89

Conventional Natural Gas (2) ($/Mcf)
Sales Price	5.86	6.33	4.94	5.48	6.72
Royalties	0.39	0.35	0.33	0.38	0.50
Transportation and Blending	0.44	0.43	0.46	0.47	0.40
Operating Expenses	1.61	1.54	1.62	1.63	1.63
Netback	3.42	4.01	2.53	3.00	4.19

NGLs (3) ($/bbl)
Sales Price	62.50	60.09	53.61	60.44	75.36
Royalties	6.11	4.79	4.68	6.76	8.07
Transportation and Blending	8.29	9.49	8.18	6.62	8.95
Operating Expenses	9.49	8.94	10.01	9.58	9.44
Netback	38.61	36.87	30.74	37.48	48.90
(1)Includes bitumen and heavy crude oil.
(2)Includes natural gas volumes used for internal consumption by the Oil Sands segment.
(3)Includes butane and condensate used for internal consumption by the Oil Sands segment.

Cenovus Energy Inc. – 2025 Annual Information Form	36

DIVIDENDS
The declaration of dividends on common shares (base and variable) and preferred shares is at the sole discretion of the Board and is considered quarterly. The Board has the ability to declare common share dividends in common shares, cash or other property. If a dividend is not paid in full on any preferred shares on any dividend payment date, then a common share dividend restriction shall apply. The preferred share dividends are cumulative.
On February 18, 2026, the Board declared a first quarter base dividend of $0.200 per common share, payable on March 31, 2026, to common shareholders of record as at March 13, 2026.
On February 18, 2026, the Board declared first quarter preferred share dividends of $2 million, payable on March 31, 2026, to preferred shareholders of record as at March 13, 2026.
Cenovus declared and paid the following dividends on common shares over the last three years ended December 31:

($ per share)	2025	2024	2023
Base Dividends	0.780	0.680	0.525
Variable Dividends	—	0.135	—
Cenovus declared the following dividends on the first preferred shares over the last three years ended December 31:

($ per share)	2025	2024	2023 (1)
Series 1 First Preferred Shares	0.644	0.644	0.644
Series 2 First Preferred Shares	1.158	1.626	1.584
Series 3 First Preferred Shares (2)	—	1.172	1.172
Series 5 First Preferred Shares (2)	0.287	1.148	1.148
Series 7 First Preferred Shares (2)	0.492	0.984	0.984
(1)The preferred share dividends declared on November 1, 2023, were paid on January 2, 2024.
(2)On March 31, 2025 and June 30, 2025, the Company exercised its right to redeem all series 5 and series 7 preferred shares, respectively. On December 31, 2024, the Company exercised its right to redeem all series 3 preferred shares.
For additional information, readers should also refer to the section entitled Risk Management and Risk Factors and in particular the section entitled Risk Management and Risk Factors — Dividend Payment and Purchase of Securities in the Company’s annual 2025 MD&A, which is incorporated by reference into this AIF, and is available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.

DESCRIPTION OF CAPITAL STRUCTURE
Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Board prior to issuance and subject to the Company’s articles. Cenovus has authorized the issuance of series 1, 2, 3, 4, 5, 6, 7 and 8 first preferred shares.
There are no series 3, 4, 5, 6, 7 or 8 first preferred shares outstanding and no second preferred shares outstanding. As at December 31, 2025, the Company had the following common shares, Cenovus Warrants and first preferred shares outstanding:

Units Outstanding (thousands)
Common Shares	1,883,400
Cenovus Warrants (1)	1,172
Series 1 First Preferred Shares	10,740
Series 2 First Preferred Shares	1,260
(1)The Cenovus Warrants expired on January 1, 2026.
Common Shares
The holders of common shares are entitled to (i) receive dividends if, as and when declared by Cenovus’s Board, (ii) receive notice of, to attend, and to vote on the basis of one vote per common share held, at all meetings of shareholders, and (iii) participate in any distribution of the Company’s assets in the event of liquidation, dissolution or winding up or other distribution of its assets among its shareholders for the purpose of winding up its affairs.

Cenovus Energy Inc. – 2025 Annual Information Form	37

Normal Course Issuer Bid
On November 7, 2025, the Company received approval from the TSX to renew the Company’s NCIB program to purchase up to 120.3 million common shares during the period from November 11, 2025, to November 10, 2026.
For the year ended December 31, 2025, the Company purchased and cancelled 89.4 million common shares (2024 – 55.9 million) through the NCIB. The common shares were purchased at a volume weighted average price of $21.87 per common share (December 31, 2024 – $25.38) for a total of $2.0 billion (December 31, 2024 – $1.4 billion).
From January 1, 2026, to February 13, 2026, the Company purchased an additional 5.0 million common shares for $126 million. As at February 13, 2026, the Company can further purchase up to 107.9 million common shares under the NCIB.
Preferred Shares
Cenovus may issue preferred shares in one or more series. Cenovus’s Board may determine the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares before the issue of such series. Holders of preferred shares are not entitled to vote at any meeting of shareholders but may be entitled to vote if the Company fails to pay dividends on that series of preferred shares. The first preferred shares are entitled to priority over the second preferred shares and the common shares with respect to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of Cenovus’s affairs. The aggregate number of preferred shares issued by the Company may not exceed 20 percent of the aggregate number of the then-outstanding common shares.

As at December 31, 2025	Dividend Reset Date	Dividend Rate (percent)	Number of Preferred Shares (thousands)
Series 1 First Preferred Shares	March 31, 2026	2.58	10,740
Series 2 First Preferred Shares (1)	Quarterly	3.95	1,260
(1)The floating-rate dividend was 5.21 percent from December 31, 2024, to March 30, 2025, 4.57 percent from March 31, 2025, to June 29, 2025, 4.37 percent from June 30, 2025, to September 29, 2025 and 4.39 percent from September 30, 2025, to December 30, 2025.
Every five years, subject to certain conditions, the holders of first preferred shares will have the right, at their option, to convert their shares into a specified series of first preferred shares should the Company elect to not redeem the shares. On March 31, 2026, and on March 31 every five years thereafter, holders of series 1 and series 2 first preferred shares (if any) will have such option to convert their shares into the other series. On March 31, 2025 and June 30, 2025, the Company exercised its right to redeem all series 5 and series 7 first preferred shares, respectively.
Each series of outstanding first preferred shares are entitled to receive a cumulative quarterly dividend, payable on the last day of March, June, September and December in each year, if, as and when declared by Cenovus’s Board. For the series 1 first preferred shares, such dividend rate resets every five years at the rate equal to the sum of the five-year Government of Canada bond yield on the applicable calculation date plus 1.73 percent. For the series 2 first preferred shares, such dividend rate resets every quarter at the rate equal to the sum of the 90-day Government of Canada Treasury Bill yield on the applicable calculation date plus 1.73 percent.
Every five years, subject to certain conditions, on the applicable conversion date Cenovus may, at its option, redeem all or any number of the then-outstanding series of first preferred shares by payment of an amount in cash for each share to be redeemed equal to $25.00. In addition, subject to certain conditions, on any other date Cenovus may, at its option, redeem all or any number of the then-outstanding series 2 first preferred shares, by payment of an amount in cash for each share to be redeemed equal to $25.50. In each case, such payment shall also include all accrued and unpaid dividends thereon to, but excluding the date fixed for redemption (less any tax or other amount required to be deducted and withheld).
Second Preferred Shares
There were no second preferred shares outstanding as at December 31, 2025.
Cenovus Warrants
The Cenovus Warrants were created and issued pursuant to the terms of the warrant indenture dated January 1, 2021 (the “Warrant Indenture”). Any Cenovus Warrants that remained outstanding as at January 1, 2026, expired as of such date in accordance with their terms. As of the date of this document there are no Cenovus Warrants outstanding.
Base Shelf Prospectus
On November 28, 2025, the Company filed a short form base shelf prospectus under Part 9B of National Instrument 44-102 “Shelf Distributions” (“NI 44-102”). The base shelf prospectus allows Cenovus to offer, from time to time, debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units in Canada, the U.S. and elsewhere as permitted by law. The base shelf prospectus will expire in December 2028. Offerings under the base shelf prospectus are subject to market conditions on terms set forth in one or more prospectus supplements.

Cenovus Energy Inc. – 2025 Annual Information Form	38

The Company has determined that it satisfies the conditions of subsection 9B.2(1) of NI 44-102 and is a “well-known seasoned issuer” (“WKSI”). Cenovus is therefore eligible to file a WKSI base shelf prospectus in accordance with NI 44-102.
Shareholder Rights Plan
Cenovus has a shareholder rights plan (the “Shareholder Rights Plan”) which was adopted in 2009 and creates a right that attaches to each issued common share. Until the separation time, which typically occurs at the time of an unsolicited take-over bid, whereby a person acquires or attempts to acquire 20 percent or more of Cenovus’s common shares, the rights are not separable from the common shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20 percent acquiror, from and after the separation time (unless delayed by Cenovus’s Board) and before certain expiration times, to acquire common shares at 50 percent of the market price at the time of exercise. In connection with the Husky Arrangement, the Company’s shareholders approved certain amendments to the Shareholder Rights Plan to ensure that an acquisition by any person of common shares or of rights to acquire common shares pursuant to (i) the Husky Arrangement, (ii) the Cenovus Warrants, including the exercise thereof, or (iii) any exercise of pre-emptive rights, including pursuant to any follow-on offering, under any Husky Arrangement Pre-Emptive Rights Agreement (as defined below in the Material Contracts section of this AIF) does not and will not result in the occurrence of a “Flip-In Event” or the “Separation Time” (as those terms are defined in the Shareholder Rights Plan). The Shareholder Rights Plan was amended and reconfirmed at the 2024 annual meeting of shareholders and must be reconfirmed by the Company’s shareholders every three years. Shareholders will be asked to reconfirm, and if applicable, approve certain amendments to the Shareholder Rights Plan at the 2027 annual meeting of shareholders. If the Shareholder Rights Plan is not reconfirmed by Cenovus shareholders every three years, the Shareholder Rights Plan will terminate. A copy of the Shareholder Rights Plan was filed on SEDAR+ on May 1, 2024, and is available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.
Dividend Reinvestment Plan
Cenovus has a dividend reinvestment plan which permits holders of common shares to automatically reinvest all or any portion of the cash dividends paid on their common shares in additional common shares. At the discretion of the Company, the additional common shares may be issued from treasury at the volume weighted average price of the common shares (denominated in the currency in which the common shares trade on the applicable stock exchange) traded on the TSX during the last five trading days preceding the relevant dividend payment date or purchased on the market.
Credit Ratings
The following information relating to Cenovus’s credit ratings is provided as it relates to the Company’s financing costs and liquidity. Specifically, credit ratings affect Cenovus’s ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current rating on Cenovus’s debt by the Company’s rating agencies, or a negative change in its ratings outlook could adversely affect Cenovus’s cost of financing, its access to sources of liquidity and capital, and potentially obligate it to post incremental collateral in the form of cash, letters of credit or other financial instruments. See the section entitled Risk Management and Risk Factors in the Company’s annual 2025 MD&A, which is incorporated by reference into this AIF, and is available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.
The following table outlines the current ratings and outlooks of Cenovus’s debt and first preferred shares:

	S&P Global Ratings (“S&P”)	Moody’s Investors Service (“Moody’s”)	Morningstar DBRS (“DBRS”)	Fitch Ratings Inc. (“Fitch”)
Senior Unsecured Long-Term Notes	BBB	Baa1	BBB(high)	BBB
Outlook/Trend	Negative	Negative	Stable	Stable
Series 1 First Preferred Shares	P-3(High)	—	Pfd-3 (high)	—
Series 2 First Preferred Shares	P-3(High)	—	Pfd-3 (high)	—
Credit ratings are intended to provide an independent measure of the credit quality of an issue of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities, nor do the ratings comment on market price or suitability for a particular investor. A rating may not remain in effect for any given period of time and may be revised or withdrawn entirely by a rating agency at any time in the future if, in its judgment, circumstances so warrant.

Cenovus Energy Inc. – 2025 Annual Information Form	39

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D/SD, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by S&P is within the fourth highest of 10 categories and indicates that the obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation. Ratings from AA to CCC may be modified by the addition of a “+” or a “-”. The addition of a “+” or “-” designation after a rating indicates the relative standing within the major rating categories. An S&P rating outlook assesses the potential direction of a long-term credit rating over the intermediate term, which is generally up to two years for investment grade and generally up to one year for speculative grade. Rating outlooks fall into four categories – “Positive”, “Negative”, “Stable” and “Developing”. In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. A “Negative” outlook indicates that a rating may be lowered in the medium term.
S&P’s preferred share ratings are a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market relative to preferred shares issued by other issuers in the Canadian market. The opinion reflects S&P’s view of the issuer’s capacity and willingness to meet its financial commitments as they come due. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of S&P. According to S&P’s ratings system, a P-3(High) rating on the Canadian preferred share rating scale is equivalent to a BB+ rating on the global scale preferred share rating. A rating of BB+ by S&P is within the fifth highest of its 10 long-term rating categories and indicates that the obligation is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments on the obligation.
Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baa1 by Moody’s is within the fourth highest of nine categories and is assigned to debt securities which are considered to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 2 indicates that the issue ranks in the mid-range end of its generic rating category. A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium term. Rating outlooks fall into four categories – “Positive”, “Negative”, “Stable” and “Developing”. A “Negative” outlook indicates a higher likelihood of a rating downgrade over the medium term.
DBRS’s long-term credit ratings are on a rating scale that ranges from AAA to D/SD, which represents the range from highest to lowest quality of such securities rated. A rating of BBB (high) by DBRS is within the fourth highest of 10 categories and is assigned to debt securities considered to be of adequate credit quality, with acceptable capacity for payment of financial obligations. Entities in the BBB (high) category are of adequate credit quality; however, may be vulnerable to future events. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category. The assignment of a “(high)” modifier indicates the rating is in the high end of the category. Rating trends provide guidance in respect of DBRS’s opinion regarding the outlook for the rating in question, with rating trends falling into one of three categories “Positive”, “Stable” or “Negative”. The rating trend indicates the direction in which DBRS considers the rating is headed should present circumstances continue, or in some cases, unless challenges are addressed by the issuer.
DBRS’s preferred share ratings reflect an opinion on the risk that an issuer will not fulfill its full obligations, with respect to both dividend and principal commitments in respect of preferred shares issued in the Canadian securities market in accordance with the terms under which the relevant preferred shares have been issued. DBRS’s preferred share ratings range from Pfd-1 (highest) to D (lowest). According to DBRS’s ratings system, preferred shares rated Pfd-3 (high) are generally of adequate credit quality. While protection of dividends and principal is still considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. Pfd-3 (high) ratings generally correspond with issuers with a BBB category or higher reference point.
Fitch’s long-term credit ratings are on a rating scale that ranges from AAA to BBB (investment grade) and BB to D (speculative grade), which represents the range from highest to lowest quality of such securities rated. The terms "investment grade" and "speculative grade" are market conventions and do not imply any recommendation or endorsement of a specific security for investment purposes. A rating of BBB is within the fourth highest of 11 categories and indicates that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity. The modifiers “+” or ”-” may be appended to a rating to denote relative status within major rating categories. A Fitch rating outlook indicates the direction a rating is likely to move over a one to two-year period, with rating outlooks falling into four categories: “Positive”, “Negative”, “Stable” or “Evolving”. Rating outlooks reflect financial or other trends that have not yet reached, or have not been sustained at, a level that would trigger a rating action, but which may do so if such trends continue. Positive or Negative outlooks do not imply that a rating change is inevitable. Similarly, ratings with Stable outlooks can be raised or lowered without prior revision of the outlook. Where the fundamental trend has strong, conflicting elements of both positive and negative, the rating outlook may be described as Evolving. A “Stable” rating outlook indicates a low likelihood of rating change over a one- to two-year period.

Cenovus Energy Inc. – 2025 Annual Information Form	40

Throughout the last two years, Cenovus has made payments to each of S&P, Moody’s, DBRS and Fitch related to the rating of the Company’s debt. Additionally, Cenovus has purchased products and services from S&P, Moody’s, DBRS and Fitch over the same time period.

MARKET FOR SECURITIES
All of the outstanding Cenovus common shares are listed and posted for trading on the TSX and the NYSE under the symbol CVE. The following table outlines the share price trading range and volume of shares traded by month in 2025:

	TSX				NYSE
	Price Range (1) ($ per share)			Volume (1) (thousands)	Price Range (2) (US$ per share)			Volume (2) (thousands)
	High	Low	Close		High	Low	Close
January	22.97	20.69	21.02	216,298	15.95	14.36	14.47	219,394
February	22.41	19.47	20.01	198,706	15.70	13.49	13.84	208,008
March	20.80	17.43	20.00	273,685	14.57	12.08	13.91	241,035
April	20.14	14.48	16.23	248,588	14.05	10.24	11.77	228,384
May	19.73	16.02	18.08	230,229	14.10	11.61	13.18	278,679
June	20.54	17.61	18.53	325,079	15.06	12.88	13.60	288,660
July	21.63	18.83	21.09	305,293	15.64	13.48	15.23	258,822
August	23.54	19.97	22.84	357,545	17.06	14.49	16.61	290,207
September	25.34	21.82	23.63	443,947	18.17	15.80	16.99	476,730
October	25.97	23.16	23.70	407,128	18.61	16.58	16.92	377,765
November	26.36	23.32	24.93	344,591	18.74	16.56	17.86	193,012
December	25.92	22.60	23.22	395,930	18.70	16.41	16.92	214,261
(1)Prices as reported by TSX. Volumes reported by all Canadian marketplaces. Source: Bloomberg.
(2)Prices as reported by NYSE. Volumes reported by all U.S. marketplaces. Source: Bloomberg.
As of December 31, 2025, the Cenovus Warrants were listed and traded on the TSX under the symbol CVE.WT and on the NYSE under the symbol CVE.WS. The Cenovus Warrants expired on January 1, 2026. The Series 1 First Preferred Shares and Series 2 First Preferred Shares are listed and trade on the TSX under the symbols CVE.PR.A and CVE.PR.B, respectively.
The share price trading range and volume of the Cenovus Warrants traded in 2025 are provided below:

	TSX				NYSE
	Price Range (1) ($ per share)			Volume (1) (thousands)	Price Range (2) (US$ per share)			Volume (2) (thousands)
	High	Low	Close		High	Low	Close
January	16.41	14.34	14.51	90	11.20	10.02	10.36	43
February	15.83	13.16	13.39	170	10.90	9.20	9.27	86
March	14.10	10.92	13.50	211	9.89	7.69	9.53	35
April	13.59	8.24	9.70	143	9.42	5.97	7.09	39
May	13.00	9.57	11.48	142	9.33	7.00	8.53	30
June	13.93	11.12	12.06	199	10.18	8.01	8.80	105
July	15.06	12.41	14.54	160	10.50	8.56	10.35	75
August	17.01	13.31	16.22	395	13.31	9.57	12.25	121
September	18.80	15.39	17.07	198	13.44	11.30	12.35	33
October	19.37	16.51	17.11	183	13.74	11.80	12.13	82
November	19.80	16.75	18.34	259	13.80	11.95	13.20	37
December	19.30	16.06	16.61	788	13.88	11.22	12.33	180
(1)Prices as reported by TSX. Volumes reported by all Canadian marketplaces. Source: Bloomberg.
(2)Prices as reported by NYSE. Volumes reported by all U.S. marketplaces. Source: Bloomberg.

Cenovus Energy Inc. – 2025 Annual Information Form	41

The share price trading range and volume of the Series 1 First Preferred Shares traded in 2025 are provided below:

	Price Range (1) ($ per share)			Volume (1) (thousands)
	High	Low	Close
January	22.95	21.35	22.72	645
February	22.90	21.76	22.90	170
March	23.63	22.11	23.63	174
April	23.17	21.95	22.72	202
May	24.01	22.99	24.01	127
June	24.38	23.50	23.87	462
July	24.11	23.64	23.99	416
August	24.51	23.88	23.98	285
September	24.68	23.53	24.37	441
October	24.67	24.00	24.60	111
November	24.88	24.00	24.45	87
December	24.75	24.25	24.66	142
(1)Prices as reported by TSX. Volumes reported by all Canadian marketplaces. Source: Bloomberg.
The share price trading range and volume of the Series 2 First Preferred Shares traded in 2025 are provided below:

	Price Range (1) ($ per share)			Volume (1) (thousands)
	High	Low	Close
January	23.00	20.67	22.98	23
February	23.00	22.41	23.00	21
March	23.00	22.10	22.60	24
April	23.75	21.55	22.68	16
May	24.19	21.65	23.75	24
June	23.75	23.26	23.26	9
July	23.84	22.79	23.84	71
August	23.84	23.35	23.53	1
September	24.49	23.45	23.77	7
October	24.35	23.57	24.00	45
November	24.06	23.83	23.85	33
December	24.74	23.85	24.74	6
(1)Prices as reported by TSX. Volumes reported by all Canadian marketplaces. Source: Bloomberg.
The share price trading range and volume of the Series 5 First Preferred Shares traded in 2025, prior to their redemption on March 31, 2025, are provided below:

	Price Range (1) ($ per share)			Volume (1) (thousands)
	High	Low	Close
January	24.99	24.81	24.99	254
February	25.22	24.71	25.21	315
March	25.25	24.96	24.99	1,603
(1)Prices as reported by TSX. Volumes reported by all Canadian marketplaces. Source: Bloomberg.
The share price trading range and volume of the Series 7 First Preferred Shares traded in 2025, prior to their redemption on June 30, 2025, are provided below:

	Price Range (1) ($ per share)			Volume (1) (thousands)
	High	Low	Close
January	24.90	24.58	24.86	449
February	25.05	24.55	25.02	196
March	25.11	24.70	24.92	135
April	24.91	23.77	24.90	139
May	25.16	24.81	25.10	234
June	25.22	24.97	25.00	638
(1)Prices as reported by TSX. Volumes reported by all Canadian marketplaces. Source: Bloomberg.

Cenovus Energy Inc. – 2025 Annual Information Form	42

DIRECTORS AND EXECUTIVE OFFICERS
Directors
The term of each director is from the effective date of their election or appointment until the end of the next annual general meeting or until a successor is duly elected or appointed. The following individuals are the directors of Cenovus:

Name and Residence	Date Elected or Appointed as Director, Independence Status and Committee Membership	Principal Occupation During the Past Five Years

Stephen E. Bradley Smerillo, Italy	May 1, 2024 Independent Audit SSR
Mr. Bradley is a director of CK Asset Holdings Limited, a publicly traded global property investment, development, management and utility infrastructure company, since November 2020; and a director of Power Assets Holdings Limited, a publicly traded global energy investment company, since May 2022. Mr. Bradley was a director of CNEx (Shanghai International Money Broking Co.), a private broking and information services company from November 2020 to July 2024, and a director of Husky from July 2010 to December 2020.

Keith M. Casey San Antonio, Texas United States	April 29, 2020 Independent SSR HRC (1)
Mr. Casey was the Chief Executive Officer of Pin Oak Group, LLC, a private midstream company, from February 2022 to February 2025; and served as Chief Executive Officer of Tatanka Midstream LLC, a private midstream company, from March 2020 to January 2022. Mr. Casey served as Executive Vice-President Commercial and Value Chain, from August 2016 to October 2018; and Executive Vice-President, Operations from May 2014 to August 2016 with Andeavor Corporation, formerly known as Tesoro Corporation, an integrated petroleum refining, logistics, and marketing company.

Michael J. Crothers Calgary, Alberta Canada	November 1, 2023 Independent Governance HRC (1)
Mr. Crothers is a director of Keyera Corp., a publicly traded integrated energy infrastructure company, since June 2021. Mr. Crothers served as President and Country Chair for Shell Canada Limited, a publicly traded global energy and petrochemical company, from December 2015 to May 2021; and as Vice President Canada Integrated Gas from December 2017 to May 2021. Mr. Crothers also serves as Chair of the Board of Directors of Northern RNA, a private life sciences company, since April 2021; a director of Denova Inc., a private biotechnology company, since August 2025 and was a director of Convrg Innovations Inc., formerly Westgen Technologies, a private clean tech company, from August 2022 to May 2024.

James D. Girgulis Luxembourg Grand-Duchy of Luxembourg	November 1, 2023 Independent HRC (1) SSR
Mr. Girgulis is Managing director of Hutchison Whampoa Europe Investments S.à r.l., a private investment company, and Managing director of CK Hutchison Group Telecom Finance S.A., a publicly traded limited company, both since January 2023. From April 2022 to January 2023, Mr. Girgulis was Managing director of CK Hutchison Networks Europe Investments S.à r.l., a private investment company. From April 2021 to March 2022, Mr. Girgulis was Special Advisor to the Executive at Cenovus following Cenovus's combination with Husky in January 2021. Mr. Girgulis was Senior Vice-President, General Counsel & Secretary of Husky from April 2012 to March 2021.

Jane E. Kinney Toronto, Ontario Canada	April 24, 2019 Independent Audit SSR
Ms. Kinney is a director of Intact Financial Corporation, a publicly traded insurance company, since May 2019; and a director and Chair of Nautilus Indemnity Holdings Limited, a private insurance company, since July 2021. Ms. Kinney was appointed Vice Chair, Leadership Team Member of Deloitte LLP Canada (“Deloitte”), an audit and consulting firm, in June 2010 and served in this role until her retirement in June 2019.

Eva L. Kwok Vancouver, British Columbia Canada	January 1, 2021 Independent Governance
Mrs. Kwok is Chair, a director and Chief Executive Officer of Amara Holdings Inc., a private investment holding company, since November 2010. Mrs. Kwok is also a director of CK Life Sciences Int’l., (Holdings) Inc., a publicly traded nutraceutical, pharmaceutical and agriculture-related company, since June 2002; CK Infrastructure Holdings Limited, a publicly traded global infrastructure investment and development company, since September 2004; CK Asset Holdings Limited, a publicly traded global property investment, development, management and utility infrastructure company, since May 2022; and was a director of Husky, from August 2000 until March 2021.

Cenovus Energy Inc. – 2025 Annual Information Form	43

Name and Residence	Date Elected or Appointed as Director, Independence Status and Committee Membership	Principal Occupation During the Past Five Years

Melanie A. Little Alpharetta, Georgia United States	January 1, 2023 Independent SSR HRC (1)
Ms. Little is the President and Chief Executive Officer of Colonial Pipeline Company, a privately owned refined products terminaling and pipeline company, since January 2023. Ms. Little served as Executive Vice-President and Chief Operating Officer of Magellan Midstream Partners, L.P. (“Magellan”), a publicly traded partnership that transports, stores and distributes petroleum products which was acquired by ONEOK Inc. in September 2023, from June 2022 to January 2023, and as Senior Vice-President, Operations and Environmental, Health, Safety and Security of Magellan, from July 2017 to May 2022. Ms. Little served as a director of Diversified Energy Company plc, a publicly traded oil and gas producer, from December 2019 to December 2022.

Richard J. Marcogliese Alamo, California United States	April 27, 2016 Independent Audit SSR
Mr. Marcogliese is the Principal of iRefine, LLC, a privately owned petroleum refining consulting company, since June 2011; and a director of Delek US Holdings, Inc., a publicly traded downstream energy company, since January 2020. Mr. Marcogliese served as Executive Advisor of Pilko & Associates L.P., a private chemical and energy advisory company, from June 2011 to December 2019.

Chana L. Martineau Edmonton, Alberta Canada	May 8, 2025 Independent Audit Governance
Ms. Martineau is the Chief Executive Officer of the Alberta Indigenous Opportunities Corporation (“AIOC”), a provincial Crown corporation with a mandate to serve as a catalyst for Indigenous prosperity and independence through investment and involvement in Alberta’s natural resources, agriculture, transportation, tourism, and telecommunications sectors, since July 2022, and was a director of AIOC from November 2021 to July 2022. Ms. Martineau is also a director of Alamos Gold Inc., a Canadian based intermediate gold producer, since May 2025. Ms. Martineau served as Vice President – Banking, Canadian Western Bank, a Canadian based bank that is now a part of National Bank Financial Group, from January 2021 to July 2022; was on the COVID-19 Emergency Response Leadership Team from March 2020 to January 2021; and was Vice President – Sales Strategy & Effectiveness from January 2018 to January 2021.

Jonathan M. McKenzie Calgary, Alberta Canada	April 26, 2023 Non-Independent (2)
Mr. McKenzie was appointed President & Chief Executive Officer of Cenovus effective April 26, 2023. From January 2021 to April 2023, Mr. McKenzie was Executive Vice-President & Chief Operating Officer of Cenovus; and from May 2018 to January 2021, Mr. McKenzie was Executive Vice-President and Chief Financial Officer of Cenovus.

Claude Mongeau Montreal, Quebec Canada	December 1, 2016 Independent Audit Governance
Mr. Mongeau was appointed Lead Independent director of Cenovus effective April 26, 2023. Mr. Mongeau was a director of The Toronto-Dominion Bank, an international financial institution, from March 2015 to April 2025; and was Board Chair, from May 2024 to June 2025, and a director from September 2019 to June 2025, of Norfolk Southern Corporation, a publicly traded North American rail transportation provider. Mr. Mongeau served as a director of TELUS Corporation, a publicly traded telecommunications company, from May 2017 to August 2019.

Alexander J. Pourbaix Calgary, Alberta Canada	November 6, 2017 Non-Independent (2)
Mr. Pourbaix was appointed Board Chair of Cenovus effective May 8, 2025; and was Executive Chair of the Board of Cenovus from April 2023 to May 2025. Mr. Pourbaix served as President & Chief Executive Officer of Cenovus from November 2017 to April 2023; and is a director of NRG Energy, Inc., a publicly traded energy and home services company, since November 2023; and Canadian Utilities Limited, a publicly traded diversified global energy infrastructure corporation, since November 2019. Mr. Pourbaix served as a director of Trican Well Service Ltd., a publicly traded oilfield services provider, from May 2012 to December 2019.

Cenovus Energy Inc. – 2025 Annual Information Form	44

Name and Residence	Date Elected or Appointed as Director, Independence Status and Committee Membership	Principal Occupation During the Past Five Years

Frank J. Sixt Hong Kong Special Administrative Region	January 1, 2021 Independent Governance
Mr. Sixt is an Executive director, Group Co-Managing director and Group Finance director since April 2024, and was Executive director, Group Finance director and Deputy Managing director from June 2015 to March 2024, of CK Hutchison Holdings Limited, a publicly traded ports and related services, retail, infrastructure and telecommunications company. Mr. Sixt is also the Non-Executive Chairman of TOM Group Limited, a publicly traded technology and media company, since December 1999; an Executive director of CK Infrastructure Holdings Limited, a publicly traded global infrastructure investment and development company, since May 1996; a Non-Executive director of TPG Telecom Limited, a publicly traded telecommunications service provider company, since May 2001; and an Alternate director to a director of HK Electric Investments Manager Limited as the trustee-manager of HK Electric Investments, a publicly traded power industry focused trust, since June 2015. Mr. Sixt was Chairman from December 2023 to August 2025 and a director from January 1998 to August 2025 of Hutchison Telecommunications (Australia) Limited, and a Commissioner of PT Indosat Tbk, from January 2022 to September 2023, both publicly traded telecommunications service provider companies. Mr. Sixt was a director of Husky, from August 2000 until March 2021.

Rhonda I. Zygocki Friday Harbor, Washington United States	April 27, 2016 Independent Governance HRC (1)	Ms. Zygocki served as Executive Vice President, Policy and Planning of Chevron Corporation (“Chevron”), a publicly traded integrated energy company, from March 2011 until her retirement in February 2015. During her 34 years with Chevron, she held a number of senior management and executive leadership positions in international operations, public affairs, strategic planning, policy, government affairs, and health, environment and safety.
(1)Human Resources and Compensation Committee (“HRC”).
(2)As non-independent directors, Mr. McKenzie as an officer and Mr. Pourbaix as Board Chair are not members of any of the committees of Cenovus’s Board.

Executive Officers
The following individuals are the executive officers of Cenovus:

Name and Residence	Office Held and Principal Occupation During the Past Five Years

Jonathan M. McKenzie Calgary, Alberta Canada	President & Chief Executive Officer Mr. McKenzie’s biographical information is included under “Directors”.

Karamjit S. Sandhar Calgary, Alberta Canada
Executive Vice-President & Chief Financial Officer
Mr. Sandhar was appointed Executive Vice-President & Chief Financial Officer, effective September 1, 2023. From January 2021 to August 2023, Mr. Sandhar was Executive Vice-President, Strategy & Corporate Development; and from January 2020 to January 2021, Mr. Sandhar was Senior Vice-President, Conventional.

P. Andrew Dahlin Calgary, Alberta Canada
Executive Vice-President & Chief Operating Officer
Mr. Dahlin was appointed Executive Vice-President & Chief Operating Officer effective March 1, 2025. From September 2023 to February 2025, Mr. Dahlin was Executive Vice-President, Natural Gas & Technical Services; from March 2022 to August 2023, Mr. Dahlin was Executive Vice-President, Corporate & Operations Services; and from January 2021 to February 2022, Mr. Dahlin was Executive Vice-President, Safety & Operations Technical Services. From November 2020 to January 2021, Mr. Dahlin was Executive Vice-President, Downstream & Midstream of Husky.

Jeffery G. Lawson Calgary, Alberta Canada
Executive Vice-President, Corporate Development & Chief Sustainability Officer
Mr. Lawson was appointed Executive Vice-President, Corporate Development & Chief Sustainability Officer effective March 1, 2025. From May 2024 to February 2025, Mr. Lawson was Senior Vice-President, Corporate Development & Acting Chief Sustainability Officer; and from December 2022 to May 2024, Mr. Lawson was Senior Vice-President, Corporate Development. From October 2018 to December 2022, Mr. Lawson was Managing director, Corporate Finance at Peters & Co. Limited.

Cenovus Energy Inc. – 2025 Annual Information Form	45

Name and Residence	Office Held and Principal Occupation During the Past Five Years

Geoffrey T. Murray Calgary, Alberta Canada
Executive Vice-President, Commercial
Mr. Murray was appointed Executive Vice-President, Commercial effective May 1, 2024. From August 2023 to May 2024, Mr. Murray was Senior Vice-President, Commercial; from January 2021 to August 2023, Mr. Murray was Senior Vice-President, Downstream Marketing, Strategy and Business Development; and from September 2019 to January 2021, Mr. Murray was Vice-President, Downstream Assets.

John F. Soini Calgary, Alberta Canada
Executive Vice-President, Upstream – Thermal & Atlantic Offshore
Mr. Soini was appointed Executive Vice-President, Upstream – Thermal & Atlantic Offshore effective March 1, 2025. From April 2024 to February 2025, Mr. Soini was Senior Vice-President, Major & Capital Projects. From January 2023 to March 2024, Mr. Soini was Global Operating Partner at Brookfield Infrastructure Partners L.P. (“Brookfield”), a publicly traded limited partnership engaged in global acquisition and infrastructure asset management. From October 2021 to January 2023, Mr. Soini was Senior Vice-President at Heartland PetroChemical Complex Project at Inter Pipeline Ltd., a public global energy infrastructure business acquired by Brookfield in October 2021, at which time it became a private subsidiary of Brookfield; and from May 2019 to January 2023, Mr. Soini was Chief Operating Officer at NorthRiver Midstream Inc., a Canadian gas gathering and processing business which Brookfield acquired from Enbridge Inc. in October 2018.

Susan M. Anderson Calgary, Alberta Canada
Senior Vice-President, Legal, General Counsel & Corporate Secretary
Ms. Anderson was appointed Senior Vice-President, Legal, General Counsel & Corporate Secretary effective March 1, 2025. From March 2022 to February 2025, Ms. Anderson was Senior Vice-President, People Services; and from January 2021 to February 2022, Ms. Anderson was Vice-President, Supply Chain Management. From November 2017 to January 2021, Ms. Anderson was Vice-President and Chief Procurement Officer at Husky.

Candace J. Newman Calgary, Alberta Canada
Senior Vice-President, People Services
Ms. Newman was appointed Senior Vice-President, People Services effective March 1, 2025. From March 2023 to February 2025, Ms. Newman was Vice-President, Human Resources. From October 2018 to March 2023, Ms. Newman was CHRO Vice President HR and Real Estate at LNG Canada Corporation, a private joint venture and liquified natural gas exporter.

Eric R. Zimpfer Columbus, Ohio United States
Senior Vice-President, Head of Downstream
Mr. Zimpfer was appointed Senior Vice-President, Head of Downstream effective March 1, 2025. From April 2024 to February 2025, Mr. Zimpfer was Senior Vice-President, U.S. Refining. From January 2021 to April 2024 Mr. Zimpfer was Vice-President of Refining at Cherry Point Refinery at BP West Coast Products LLC, a subsidiary of BP p.l.c., a publicly traded multinational oil and gas company, and from March 2017 to December 2020 was Operations Manager at BP-Husky Toledo Refinery, a joint operation between BP Products North America Inc., an oil and natural gas exploration, development, refining and marketing subsidiary of BP p.l.c., and Husky Oil Toledo Company, a refining subsidiary of Husky.

As of December 31, 2025, all of Cenovus’s directors and executive officers, as a group, beneficially owned or exercised control or direction over, directly or indirectly, 3,786,341 common shares or approximately 0.20 percent of the number of common shares that were outstanding as of such date.
Investors should be aware that some of Cenovus’s directors and officers are directors and officers of other private and public companies. Some of these private and public companies may, from time to time, be involved in business transactions or banking relationships which may create situations in which conflicts might arise. Any such conflicts shall be resolved in accordance with the Code, and procedures and requirements of the relevant provisions of the CBCA, including the duty of such directors and officers to act honestly and in good faith with a view to the best interests of Cenovus.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
To the Company’s knowledge, none of its current directors or executive officers are, as at the date of this AIF, or have been, within 10 years prior to the date of this AIF, a director, chief executive officer or chief financial officer of any company that:
(a)was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (each, an “Order”) that was issued while that director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Cenovus Energy Inc. – 2025 Annual Information Form	46

To the Company’s knowledge, none of its directors or executive officers:
(a)is, as at the date of this AIF, or has been within 10 years prior to the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(b)has, within 10 years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.
To the Company’s knowledge, none of its directors or executive officers has been subject to:
(a)any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

AUDIT COMMITTEE
The Audit Committee mandate is included as Appendix C to this AIF.
Composition of The Audit Committee
The Audit Committee consists of five members, each of whom is independent and financially literate in accordance with National Instrument 52-110 “Audit Committees”. The Board determined that each of the following members of Cenovus’s Audit Committee qualifies as an “audit committee financial expert”, as that term is defined under U.S. securities legislation: Jane E. Kinney, Chana L. Martineau and Claude Mongeau. The education and experience of each of the members of the Audit Committee relevant to the performance of the responsibilities as an Audit Committee member is outlined below.
Jane E. Kinney (Audit Committee Chair)
Ms. Kinney is a chartered professional accountant, a Fellow of the Chartered Professional Accountants of Ontario (FCPA) and holds a Mathematics degree from the University of Waterloo. She is a seasoned business leader with over 30 years of experience in providing advisory services to global financial institutions and has extensive experience in enterprise risk management, regulatory compliance, cyber and IT risk management, digital transformation and stakeholder relations. Ms. Kinney is a director and Chair of the Audit Committee of Intact Financial Corporation, a publicly traded insurance company, since May 2019. She spent 25 years with Deloitte and was admitted to the Deloitte Partnership in 1997. Ms. Kinney was appointed Vice Chair, Leadership Team Member of Deloitte in June 2010 and served in this role until her retirement in June 2019. Ms. Kinney’s previous positions with Deloitte include Canadian Managing Partner, Quality & Risk from May 2010 to June 2015, Global Chief Risk Officer from June 2010 to May 2012, and Risk and Regulatory Practice Leader from June 1999 to May 2010.
Stephen E. Bradley
Mr. Bradley holds a Bachelor of Arts degree from Balliol College, Oxford University, a post-graduate diploma from Fudan University, Shanghai and is a member of the Hong Kong Securities and Investment Institute. Mr. Bradley is a director of CK Asset Holdings Limited, a publicly traded global investment, development, management and utility infrastructure company, since November 2020; a director of Power Assets Holdings Limited, a publicly traded global energy investment company, since May 2022; and was a director of CNex (Shanghai International Money Broking Co.), a private broking and information services company, from November 2020 to July 2024.
Richard J. Marcogliese
Mr. Marcogliese holds a Bachelor of Engineering degree in Chemical Engineering from the New York University School of Engineering and Science. He is the Principal of iRefine, LLC, a privately owned petroleum refining consulting company, since June 2011; and a director and a member of the Audit Committee of Delek US Holdings, Inc., a publicly traded downstream energy company, since January 2020. Mr. Marcogliese served as Executive Advisor of Pilko & Associates L.P., a private chemical and energy advisory company, from June 2011 to December 2019; Operations Advisor to NTR Partners III LLC, a private investment company from October 2013 to December 2017; and from September 2012 to January 2016, as Operations Advisor to the Chief Executive Officer of Philadelphia Energy Solutions, a partnership between The Carlyle Group and a subsidiary of Energy Transfer Partners, L.P. that operated an oil refining complex on the U.S. Eastern seaboard.

Cenovus Energy Inc. – 2025 Annual Information Form	47

Chana L. Martineau
Ms. Martineau has a Bachelor of Arts degree in Economics from the University of Alberta, is a member of the Young Presidents' Organization, and holds an Institute of Corporate directors designation. Ms. Martineau has been Chief Executive Officer of the AIOC, a provincial Crown corporation with a mandate to serve as a catalyst for Indigenous prosperity and independence through investment and involvement in Alberta’s natural resources, agriculture, transportation, tourism, and telecommunications sectors, since July 2022; and was a director of AIOC from November 2021 to July 2022. Ms. Martineau is also a director of Alamos Gold Inc., a publicly traded Canadian based intermediate gold producer, since May 2025. Ms. Martineau served as Vice President – Banking, Canadian Western Bank, a Canadian based bank that is now a part of National Bank Financial Group, from January 2021 to July 2022; was on the COVID-19 Emergency Response Leadership Team from March 2020 to January 2021; and was Vice President – Sales Strategy & Effectiveness from January 2018 to January 2021.
Claude Mongeau
Mr. Mongeau holds a Master’s in Business Administration degree from McGill University and has received honorary doctorate degrees from Saint Mary’s University and the University of Windsor. He was a director of The Toronto-Dominion Bank, an international financial institution, from March 2015 to April 2025, and Norfolk Southern Corporation, a publicly traded rail transportation provider, from September 2019 to June 2025. Mr. Mongeau served as a director of TELUS Corporation, a publicly traded telecommunications company, from May 2017 to August 2019. He served as a director of Canadian National Railway Company (“CN”), a publicly traded railroad and transportation company, from October 2009 to July 2016, and as President and Chief Executive Officer from January 2010 to June 2016. During his tenure with CN, he served as Executive Vice-President and Chief Financial Officer from October 2000 until December 2009, and from the time he joined CN in 1994, he held the titles of Senior Vice-President and Chief Financial Officer, Vice-President, Strategic and Financial Planning and Assistant Vice-President, Corporate Development.
Pre-Approval Policies and Procedures
Cenovus has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by PricewaterhouseCoopers LLP. The Audit Committee has established a budget for the provision of a specified list of audit and permitted non-audit services that the Audit Committee believes to be typical, recurring or otherwise likely to be provided by PricewaterhouseCoopers LLP, the Company’s auditor. Subject to the Audit Committee’s discretion, the budget generally covers the period between the adoption of the budget and the next meeting of the Audit Committee. The list of permitted services is sufficiently detailed to ensure that (i) the Audit Committee knows precisely what services it is being asked to pre-approve, and (ii) it is not necessary for any member of management to make a judgment as to whether a proposed service fits within the pre-approved services.
Subject to the following paragraph, the Audit Committee has delegated authority to the Audit Committee Chair to pre-approve the provision of permitted services by PricewaterhouseCoopers LLP which are not otherwise pre-approved by the Audit Committee, including the fees and terms of the proposed services (“Delegated Authority”). Any required determination about the Chair’s unavailability will be required to be made by the good faith judgment of the applicable other member(s) of the Audit Committee after considering all facts and circumstances deemed by such member(s) to be relevant. All pre-approvals granted pursuant to Delegated Authority must be presented by the member(s) who granted the pre-approvals to the full Audit Committee at its next meeting.
The fees payable in connection with any particular service to be provided by PricewaterhouseCoopers LLP that have been pre-approved pursuant to Delegated Authority (i) may not exceed $200,000, in the case of pre-approvals granted by the Chair of the Audit Committee, and (ii) may not exceed $50,000, in the case of pre-approvals granted by any other member of the Audit Committee.
All proposed services or the fees payable in connection with such services that have not already been pre-approved must be pre-approved by either the Audit Committee or pursuant to Delegated Authority. Prohibited services may not be pre-approved by the Audit Committee or pursuant to Delegated Authority.

Cenovus Energy Inc. – 2025 Annual Information Form	48

External Auditor Service Fees
The following table provides information about the fees billed to Cenovus for professional services rendered by PricewaterhouseCoopers LLP in the years ended December 31, 2025 and 2024:

($ thousands)	2025	2024
Audit Fees (1)	3,989	4,809
Audit-Related Fees (2)	1,178	646
Tax Fees (3)	108	103
All Other Fees (4)	65	165
Total	5,340	5,723
(1)Audit fees consist of the aggregate fees billed for the audit of the Company’s Consolidated Financial Statements or services that are normally provided in connection with statutory and regulatory filings or engagements.
(2)Audit-related fees consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s Consolidated Financial statements and are not reported as audit fees. The services provided in this category included audit-related services in relation to Cenovus’s Sustainability disclosures, prospectuses and participation fees levied by the Canadian Public Accountability Board. Fees related to the acquisition or divestiture of assets are also included in audit-related fees.
(3)Tax fees consist of the aggregate fees billed for tax compliance.
(4)All other fees include fees billed for the review of Extractive Sector Transparency Measures Act filings and services around filings.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS
During the year ended December 31, 2025, there were no legal proceedings to which Cenovus is or was a party, or that any of its property is or was the subject of, which involves a claim for damages in an amount, exclusive of interest and costs, that exceeds 10 percent of Cenovus’s current assets and it is not aware of any such legal proceedings that are contemplated.
During the year ended December 31, 2025, there were no penalties or sanctions imposed against Cenovus by a court relating to securities legislation or by a securities regulatory authority, nor have there been any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision, and it has not entered into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
None of the Company’s directors or executive officers or any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of any class or series of Cenovus’s outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, in each case, as at the date of this AIF, has or has had any material interest, direct or indirect, in any past transaction within the three most recently completed financial years or any proposed transaction that has materially affected or is reasonably expected to materially affect Cenovus.

TRANSFER AGENTS AND REGISTRARS

In Canada:	In the United States:
Computershare Investor Services, Inc. 320 Bay Street, 14th Floor Toronto, ON M5H 4A6 Canada	Computershare Trust Company NA 150 Royall St., Suite 101 Canton, MA 02021 U.S.
Tel: 1-866-332-8898 Website: www.computershare.com/cenovus

Cenovus Energy Inc. – 2025 Annual Information Form	49

MATERIAL CONTRACTS
During the year ended December 31, 2025, Cenovus has not entered into any contracts, nor are there any contracts still in effect, that are material to Cenovus, other than contracts entered into in the ordinary course of business.
On January 1, 2026 the standstill agreements (each, a “Husky Standstill Agreement”), registration rights agreements (each, a “Husky Arrangement Registration Rights Agreement”) and pre-emptive rights agreements (each, a “Husky Arrangement Pre-Emptive Rights Agreement”) entered into with each of Hutchison Whampoa Europe Investments S.à r.l. (“Hutchison”) and L.F. Investments S.à r.l. (“L.F. Investments”), in connection with the Husky Arrangement, expired in accordance with their terms. Copies of the Husky Standstill Agreements, Husky Arrangement Registration Rights Agreements and Husky Arrangement Pre-Emptive Rights Agreements were filed on SEDAR+ on January 4, 2021, and are available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER
On October 24, 2020, each of Hutchison and L.F. Investments entered into Husky Standstill Agreements, with effect as of January 1, 2021, which provided for certain restrictions and obligations in connection with such shareholder’s shareholdings in Cenovus following completion of the transactions contemplated by the Husky Arrangement (the “Transfer Restrictions”).
The Husky Standstill Agreements expired on January 1, 2026, in accordance with their terms and the common shares held by each of Hutchison and L.F. Investments are no longer subject to the Transfer Restrictions.
The following table summarizes the number of Cenovus securities that were subject to the Transfer Restrictions as at December 31, 2025:

Name of Holder	Designation of Securities	Number of Securities subject to Transfer Restrictions	Percentage of Class
Hutchison Whampoa Europe Investments S.à r.l.	Common Shares	316,927,051	16.8
L.F. Investments S.à r.l.	Common Shares	231,194,699	12.3
Total		548,121,750	29.1

INTERESTS OF EXPERTS
The Company’s independent registered public accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued a Report of Independent Registered Public Accounting Firm dated February 18, 2026, in respect of the Company’s Consolidated Financial Statements as at December 31, 2025 and December 31, 2024, and for each of the years then ended and on the effectiveness of internal control over financial reporting as at December 31, 2025. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the Rules of Professional Conduct with Guidance of the Chartered Professional Accountants of Alberta and any applicable legislation or regulations, as well as the rules of the U.S. Securities and Exchange Commission (“SEC”) and the Public Company Accounting Oversight Board on auditor independence.
Information relating to reserves in this AIF has been calculated by McDaniel and GLJ as independent qualified reserves evaluators. The partners, employees or consultants of each of McDaniel and GLJ, in each case, as a group own beneficially, directly or indirectly, less than one percent of any class of the Company’s outstanding securities.

ADDITIONAL INFORMATION
Additional information relating to Cenovus is available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and on the Company’s website at cenovus.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Cenovus’s securities, and securities authorized for issuance under its equity-based compensation plans, is included in the Company’s management information circular for its most recent annual meeting of shareholders.
Additional financial information concerning Cenovus as at December 31, 2025, can be found in Cenovus’s Consolidated Financial Statements and annual MD&A for the year ended December 31, 2025.
As a Canadian corporation listed on the NYSE, Cenovus is not required to comply with most of the NYSE’s corporate governance standards, and instead may comply with Canadian corporate governance practices. However, the Company is required to disclose the significant differences between its corporate governance practices and the requirements applicable to U.S. domestic companies listed on the NYSE. Except as summarized on the Company’s website at cenovus.com, the Company is in compliance with the NYSE corporate governance standards in all significant respects.

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ACCOUNTING MATTERS
Unless otherwise specified, all dollar amounts are expressed in Canadian dollars. All references to “dollars”, “C$” or to “$” are to Canadian dollars and all references to “US$” are to U.S. dollars. The information contained in this AIF is dated as at December 31, 2025, unless otherwise indicated. Numbers presented are rounded to the nearest whole number and tables may not add due to rounding.
Unless otherwise indicated, all financial information included in this AIF has been prepared in accordance with IFRS Accounting Standards, which are generally accepted accounting principles for publicly accountable enterprises in Canada.
Cenovus holds interests in a number of joint ventures, as classified under IFRS Accounting Standards, that are accounted for using the equity method of accounting in our Consolidated Financial Statements, including a 30 percent equity ownership interest in Duvernay and a 40 percent equity ownership interest in HCML. Unless otherwise indicated, the operational events and results from these equity interests including, without limitation, production, reserves, revenues, costs and expenses may not be reflected in the Consolidated Financial Statements or the annual 2025 MD&A. As a result, the disclosure in the annual 2025 MD&A in respect to certain equity method investees may differ from corresponding information in this AIF. Readers are directed to the information contained under the heading “Reserves Data and Other Oil and Gas Information” in this AIF for further information regarding Cenovus’s interests in Duvernay and HCML.

ABBREVIATIONS AND CONVERSIONS

Crude Oil and NGLs		Natural Gas		Other

bbl	barrel	Mcf	thousand cubic feet	BOE	barrel of oil equivalent
Mbbls/d	thousand barrels per day	MMcf	million cubic feet	MBOE/d	thousand barrels of oil equivalent per day
MMbbls	million barrels	MMcf/d	million cubic feet per day	MMBOE	million barrels of oil equivalent
WTI	West Texas Intermediate	Bcf	billion cubic feet	OPEC	Organization of Petroleum Exporting Countries
WCS	Western Canadian Select	MMBtu	million British thermal units	OPEC+	OPEC and a group of 10 non-OPEC members
AWB	Access Western Blend			GHG	greenhouse gas
CDB	Christina Dilbit Blend			FPSO	floating production, storage and offloading unit
CLB	Cold Lake Blend			NCIB	normal course issuer bid
LLB	Lloyd Blend			AECO	Alberta Energy Company
WDB	Western Canada Dilbit Blend			USGC	U.S. Gulf Coast
In this AIF, natural gas volumes are converted to BOE on the basis of six Mcf to one bbl. BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

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FORWARD-LOOKING INFORMATION
This AIF contains forward-looking statements and other information (collectively “forward-looking information”) about the Company’s current expectations, estimates and projections, made in light of the Company’s experience and perception of historical trends. Although we believe that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. This forward-looking information is identified by words such as “anticipate”, “believe”, “capacity”, “commit”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “may”, “plan”, “target” and “will”, or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: the Company’s target to return 50 percent, or 75 percent of Excess Free Funds Flow to shareholders, depending on the Company’s Net Debt, in accordance with the updated shareholder returns framework; Net Debt targets and Excess Free Funds Flow; share repurchases under the NCIB and the timing thereof; timing for completion of commissioning activities and commencement of drilling at the West White Rose project and SeaRose FPSO; exploration and future development programs at Block DW-1; planned relinquishment of the Liman contract area; expected levels and timing of production for any facility, project, segment or the Company as a whole; the evaluation of a carbon capture and sequestration project at the Minnedosa ethanol plant; the redemption of the Company’s preferred shares; the use of financial derivatives and other arrangements to manage its exposure to fluctuations in commodity prices, foreign exchange and interest rates, future carbon compliance costs, power prices, energy costs associated with the production, transportation and refining of crude oil, or to offset select carbon emissions; the Company’s expectation that existing cash and cash equivalents balances, internally generated cash flows, existing credit facilities, management of its asset portfolio and access to capital markets will be sufficient to fund the Company’s future development costs; the intended effects of the Company’s plans and policies into its operations; commitment to a safe and inclusive workplace; investing in and partnering with local and Indigenous communities; continuously improving operating practices; investing in technology; innovating to reduce our GHG emissions and minimize our environmental impact, and delivering transparent performance reporting; the expectation that the Company’s bitumen reserves will be recovered using SAGD, except for heavy crude oil; Cenovus’s forecasted production of Cenovus’s proved and proved plus probable SAGD bitumen reserves; timing estimates for the Company’s production of the current proved developed portion; anticipated timing for the proved and probable undeveloped reserves attributable to the West White Rose project to be on stream; timing for potential expiry of the rights to explore, develop and exploit unproved net acres related to Crown and freehold properties in Canada; the Company’s commitment related to exploration to be completed in China; relationships with Indigenous communities and other stakeholders; commitment to human rights; funding future development costs; margins and Netbacks; optimizing product mix, delivery points, transportation commitments and customer diversification; unlocking resource potential; creating additional transportation options for our products; capturing global prices for crude oil production; capturing value; forecast operating and financial results; forecast capital expenditures; techniques expected to be used to recover reserves; abandonment and reclamation costs; funding decommissioning liabilities; expected payment of taxes, royalties and other payments and timing thereof; potential impacts of various identified risk factors, including those related to commodity prices; credit ratings and cost of financing; reserves and related information, development of reserves and future net revenue, future development costs and funding of future development costs; expected capacities, including for projects, processing, storage, transportation and refining; interest and cost of external funding; regulatory, partner or internal approvals; impact of regulatory measures; forecast commodity prices, inflation, exchange rates and trends and expected impacts to the Company; and future use and development of technology. Readers are cautioned not to place undue reliance on forward-looking information as the Company’s actual results may differ materially from those expressed or implied.
Statements relating to “reserves” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future.
Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to the Company and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include, but are not limited to: forecast bitumen, crude oil and natural gas, natural gas liquids, condensate and refined products prices; light-heavy crude oil price differentials; the Company’s ability to realize the anticipated benefits of acquisitions; the accuracy of any assessments undertaken in connection with acquisitions; forecast production and crude throughput volumes and timing thereof; forecast prices and costs; projected capital investment levels, the flexibility of capital spending plans and associated sources of funding; the absence of significant adverse changes to government policies, legislation and regulations (including related to climate change), Indigenous relations, royalty regimes, interest rates, inflation, foreign exchange rates, global economic activity, competitive conditions and the supply and demand for bitumen, crude oil and natural gas, NGLs, condensate and refined products; the political, economic and social stability of jurisdictions in which the Company operates; the absence of significant disruption of operations, including as a result of harsh weather conditions, natural disaster, accidents, third-party actions, civil unrest or other similar events; the absence of certain changes, including divestitures, as it relates to production estimates; the prevailing climatic conditions in the Company’s operating locations; achievement of further cost reductions and sustainability thereof; applicable royalty regimes, including expected royalty rates; future improvements in availability of product transportation capacity; increases to the Company’s share price and market capitalization over the long term; opportunities to purchase Company shares for cancellation at prices acceptable to the Company; the Company’s ability to use financial derivatives and other arrangements to manage its exposure

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to fluctuations in commodity prices, foreign exchange and interest rates; future carbon compliance costs, power prices, energy costs associated with the production, transportation and refining of crude oil, or to offset select carbon emissions; the Company’s ability to engage in trading activities for purposes other than hedging; the future carbon compliance costs, power prices, energy costs associated with the production, transportation and refining of crude oil, or to offset select carbon emissions; the sufficiency of cash balances, internally generated cash flows, existing credit facilities, management of the Company’s asset portfolio and access to capital and insurance coverage at a reasonable cost to pursue and fund future investments, sustainability and development plans and shareholder returns, including any increase thereto; the ability of the Company to achieve its Net Debt and Excess Free Cash Flow targets; realization of expected capacity to store within the Company’s oil sands reservoirs barrels not yet produced, including that the Company will be able to time production and sales of our inventory at later dates when demand has increased, pipeline and/or storage capacity has improved and future crude oil differentials have narrowed; the Company’s ability to produce from oil sands facilities on an unconstrained basis; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; the accuracy of accounting estimates and judgments; the Company’s ability to obtain necessary regulatory and partner approvals; the successful, timely and cost effective implementation of capital projects, development projects or stages thereof; the Company’s ability to generate sufficient cash flow to meet current and future obligations; estimated abandonment and reclamation costs, including associated levies and regulations applicable thereto; the Company’s ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; the Company’s ability to complete acquisitions and dispositions, including with desired transaction metrics and within expected timelines; the accuracy of climate scenarios and assumptions, including third-party data on which the Company relies; ability to access and implement all technology and equipment necessary to achieve expected future results, including in respect of sustainability goals and the commercial viability and scalability of related strategies, technology and products; risk that the benefit of investment in sustainability focus areas and goals may be less than expected; collaboration with the government and industry organizations; market and business conditions; forecast inflation and other assumptions inherent in the Company’s 2026 guidance available on cenovus.com and as set out below; the availability of Indigenous owned or operated businesses and the Company’s ability to retain them; and other risks and uncertainties described from time to time in the filings the Company makes with securities regulatory authorities. 2026 guidance dated December 10, 2025, and available on cenovus.com, assumes: Brent prices of US$64.00 per barrel, WTI prices of US$60.00 per barrel; WCS of US$47.50 per barrel; Differential WTI-WCS of US$12.50 per barrel; AECO natural gas prices of $2.50 per Mcf; Chicago 3-2-1 crack spread of US$20.00 per barrel; RINs of US$6.00 per barrel; and an exchange rate of $0.72 US$/C$.
The risk factors and uncertainties that could cause the Company’s actual results to differ materially from the forward-looking information, include, but are not limited to: the Company’s ability to realize the anticipated benefits of acquisitions in a timely manner or at all; the Company’s ability to successfully integrate acquired businesses with its own in a timely and cost effective manner; unforeseen or underestimated liabilities associated with acquisitions; risks associated with acquisitions and dispositions; the Company’s ability to access or implement some or all of the technology necessary to efficiently and effectively operate its assets and achieve expected future results including in respect of sustainability goals and the commercial viability and scalability of strategies and related technology and products; volatility of and other assumptions regarding commodity prices; the duration of any market downturn; the Company’s ability to integrate upstream and downstream operations to help mitigate the impact of volatility in light-heavy crude oil differentials and contribute to its net earnings; foreign exchange risk, including related to agreements denominated in foreign currencies; the Company’s continued liquidity being sufficient to sustain operations through a prolonged market downturn; the Company’s ability to realize the expected impacts of its capacity to store within its oil sands reservoirs barrels not yet produced, including possible inability to time production and sales at later dates when pipeline and/or storage capacity and crude oil differentials have improved; the effectiveness of the Company’s risk management program; the accuracy of cost estimates regarding commodity prices, the impact of tariffs and responses thereto, currency and interest rates; product supply and demand; the accuracy of the Company’s share price and market capitalization assumptions; market competition, including from alternative energy sources; risks inherent in the Company’s marketing operations, including credit risks, exposure to counterparties and partners, including the ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent in the Company’s risk management and trading activities; disclosure controls and procedures and internal control over financial reporting; risks inherent in the operation of the Company’s crude-by-rail terminal, including health, safety and environmental risks; the Company’s ability to maintain desirable ratios of Net Debt to Adjusted Earnings before interest, taxes, depreciation, and amortization and Net Debt to Adjusted Funds Flow; the Company’s ability to access various sources of debt and equity capital, generally, and on acceptable terms; the Company’s ability to finance growth and sustaining capital expenditures; the ability to complete and optimize drilling, completion, tie-in and infrastructure projects; the ability of the Company to ramp-up activities at its refineries on its anticipated timelines; risks associated with project development and execution; changes in credit ratings applicable to the Company or any of its securities; changes to the Company’s dividend plans; the Company’s ability to utilize tax losses in the future; tax audits and reassessments; the accuracy of the Company’s reserves, future production and future net revenue estimates; the accuracy of the Company’s accounting estimates and judgements; the Company’s ability to replace and expand crude oil and natural gas reserves; the costs to acquire exploration rights, undertake geological studies, appraisal drilling and project developments; potential requirements under applicable accounting standards for impairment or reversal of estimated recoverable amounts of some or all of the Company’s assets or goodwill from time to time; the Company’s ability to maintain its relationships with its

Cenovus Energy Inc. – 2025 Annual Information Form	53

partners and to successfully manage and operate its integrated operations and business; risks associated with the operation of our assets by third-parties or joint ventures and our ability to control and manage such risks; reliability of the Company’s assets including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; the occurrence of unexpected events resulting in operational interruptions, including at facilities operated by our partners or third parties, such as blowouts, fires, explosions, railcar incidents or derailments, aviation incidents, iceberg collisions, gaseous leaks, migration of harmful substances, loss of containment, releases or spills, including releases or spills from offshore facilities and shipping vessels at terminals or hubs and as a result of pipeline or other leaks, corrosion, epidemics or pandemics, and catastrophic events, including, but not limited to, war, adverse sea conditions, extreme weather events, natural disasters, acts of activism, vandalism and terrorism, and other accidents or hazards that may occur at or during transport to or from commercial or industrial sites and other accidents or similar events; refining and marketing margins; cost escalations, including inflationary pressures on operating costs, such as labour, materials, natural gas and other energy sources used in oil sands processes and downstream operations and increased insurance deductibles or premiums; the cost and availability of equipment necessary to the Company’s operations; potential failure of products to achieve or maintain acceptance in the market; risks associated with the energy industry’s and the Company’s reputation, social licence to operate and litigation related thereto; unexpected cost increases or technical difficulties in operating, constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining bitumen and/or crude oil into petroleum and chemical products; risks associated with technology and equipment and its application to the Company’s business, including potential cyberattacks; risks associated with the collection, use and storage of sensitive business data, including intellectual property, proprietary information and personal information; geopolitical and other risks associated with the Company’s international operations; risks associated with climate change and the Company’s assumptions relating thereto; the timing and the costs of well and pipeline construction; the Company’s ability to access markets and to secure adequate and cost effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, including to address any gaps caused by constraints in the pipeline system or storage capacity; availability of, and the Company’s ability to attract and retain, critical and diverse talent; possible failure to obtain and retain qualified leadership and personnel, and equipment in a timely and cost efficient manner; changes in labour demographics and relationships, including with any unionized workforces; unexpected abandonment and reclamation costs; changes in the regulatory frameworks, permits and approvals in any of the locations in which the Company operates or to any of the infrastructure upon which it relies; government actions or regulatory initiatives to curtail energy operations or pursue broader climate change agendas; changes to regulatory approval processes and land use designations, royalty, tax, environmental, GHG, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on the Company’s business, its financial results and Consolidated Financial Statements; changes in general economic, market and business conditions; the impact of production agreements among OPEC+ and non-OPEC+ members; the political, social and economic conditions in the jurisdictions in which the Company operates or supplies; the status of the Company’s relationships with the communities in which it operates, including with Indigenous communities; the occurrence of unexpected events such as protests, pandemics, war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits, shareholder proposals and regulatory actions against the Company.
Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof, and the Company undertakes no obligation to update or revise any forward-looking information except as required by law. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. For a full discussion of the Company’s material risk factors, see Risk Management and Risk Factors in the Company’s annual 2025 MD&A, and to the risk factors described in other documents the Company files from time to time with securities regulatory authorities in Canada, available on SEDAR+ at sedarplus.ca, and with the U.S. Securities and Exchange Commission on EDGAR at sec.gov, and on the Company’s website at cenovus.com.
Information on or connected to the Company’s website at cenovus.com does not form part of this AIF unless expressly incorporated by reference herein.

Cenovus Energy Inc. – 2025 Annual Information Form	54

APPENDIX A
Report on Reserves Data By Independent Qualified Reserves Evaluators
To the Board of Directors of Cenovus Energy Inc. (the “Corporation”):
1.We have evaluated the Corporation’s reserves data as at December 31, 2025. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2025, estimated using forecast prices and costs.
2.The reserves data are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.
3.We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the “COGE Handbook”) maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).
4.Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.
5.The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated for the year ended December 31, 2025, and identifies the respective portions thereof that we have evaluated and reported on to the Corporation’s management and Board of Directors:

Independent Qualified Reserves Evaluator	Effective Date of Evaluation Report	Location of Reserves	Evaluated Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate) ($ millions)

McDaniel & Associates Consultants Ltd.	December 31, 2025	Canada	79,439
McDaniel & Associates Consultants Ltd.	December 31, 2025	China	2,246
McDaniel & Associates Consultants Ltd.	December 31, 2025	Indonesia	433
GLJ Ltd.	December 31, 2025	Canada	1,489
			83,607
6.In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.
7.We have no responsibility to update our reports referred to in paragraph five for events and circumstances occurring after the effective date of our reports.
8.Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.
Executed as to our report referred to above:

/s/ Brian R. Hamm	/s/ Jodi L. Anhorn

Brian R. Hamm, P. Eng. President & CEO McDaniel & Associates Consultants Ltd. Calgary, Alberta, Canada	Jodi L. Anhorn, M.Sc., P. Eng. President and Chief Executive Officer GLJ Ltd. Calgary, Alberta, Canada

February 17, 2026

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APPENDIX B
Report of Management and Directors on Reserves Data and Other Information
Management of Cenovus Energy Inc. (the “Corporation”) are responsible for the preparation and disclosure of information with respect to the Corporation’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data.
Independent qualified reserves evaluators have evaluated the Corporation’s reserves data. The report of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.
The Safety, Sustainability and Reserves Committee of the Board of Directors of the Corporation has:
(a)reviewed the Corporation’s procedures for providing information to the independent qualified reserves evaluators;
(b)met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and
(c)reviewed the reserves data with management and each of the independent qualified reserves evaluators.
The Safety, Sustainability and Reserves Committee of the Board of Directors of the Corporation has reviewed the Corporation’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Safety, Sustainability and Reserves Committee, approved:
(a)the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;
(b)the filing of the report of the independent qualified reserves evaluators on the reserves data; and
(c)the content and filing of this report.
Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

/s/ Jonathan M. McKenzie	/s/ Karamjit S. Sandhar

Jonathan M. McKenzie President & Chief Executive Officer Cenovus Energy Inc.	Karamjit S. Sandhar Executive Vice-President & Chief Financial Officer Cenovus Energy Inc.

/s/ Alexander J. Pourbaix	/s/ Richard J. Marcogliese

Alexander J. Pourbaix Board Chair Cenovus Energy Inc.	Richard J. Marcogliese Director and Chair of the Safety, Sustainability and Reserves Committee Cenovus Energy Inc.

February 18, 2026

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APPENDIX C
Audit Committee Mandate
The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of Cenovus Energy Inc. (“Cenovus” or the “Corporation”) appointed to act in an advisory capacity to the Board and assist the Board in fulfilling its oversight responsibilities.

The Committee’s primary duties and responsibilities are to:

•Oversee and monitor the effectiveness and integrity of the Corporation’s accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting compliance.
•Oversee audits of the Corporation’s financial statements.
•Oversee and monitor the Corporation’s market risk management framework, including supporting guidelines and policies, related to the management of commodity price, currency (foreign exchange), and interest rate market risk.
•Oversee and monitor management’s identification of principal financial risks and monitor the process to manage such risks.
•Oversee and monitor the Corporation’s compliance with legal and regulatory requirements related to financial reporting and disclosures.
•Oversee and monitor the qualifications, independence and performance of the Corporation’s external auditors and internal auditing group.
•Review amendments to and compliance with the Code of Business Conduct & Ethics.
•Provide an avenue of communication among the external auditors, management, the internal auditing group and the Board.

The Committee has the authority to conduct any review or investigation appropriate to fulfilling its responsibilities. The Committee shall have unrestricted access to personnel and information, and any resources necessary to carry out its responsibility. In this regard, the Committee may direct internal audit personnel to particular areas of examination.
Constitution, Composition and Definitions
1.Reporting
The Committee shall report to the Board.
2.Composition of Committee
The Committee shall consist of not less than three and not more than eight directors, all of whom shall qualify as independent directors pursuant to National Instrument 52-110 Audit Committees (as implemented by the Canadian Securities Administrators (“CSA”) and as amended from time to time) (“NI 52-110”).

All members of the Committee shall be financially literate, as defined in NI 52-110, and at least one member shall have accounting or related financial managerial expertise.

At least one member shall have experience in the oil and gas industry.

Committee members shall not simultaneously serve on the audit committees of more than two other public companies, unless the Board first determines that such simultaneous service shall not impair the ability of the relevant members to effectively serve on the Committee, and required public disclosure is made.

The non-executive Board Chair shall be a non-voting member of the Committee. See “Quorum” for further details.
3.Appointment of Committee Members
Committee members shall be appointed by the Board, effective after the election of directors at the annual meeting of shareholders, provided that any member may be removed or replaced, subject to any requirements under the heading “Composition of Committee” above, at any time by the Board and shall, in any event, cease to be a Committee member upon ceasing to be a Board member.
4.Vacancies
Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.

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5.Chair
The Governance Committee shall recommend for approval to the Board an independent director to act as Chair of the Committee (the “Chair”). The Board shall appoint the Chair.

If unavailable or unable to attend a meeting of the Committee, the Chair shall ask another member to chair the meeting, failing which a member of the Committee present at the meeting shall be chosen to preside over the meeting by a majority of the members of the Committee present at such meeting.

The Chair presiding at any meeting of the Committee shall not have a casting vote.

The items pertaining to the Chair in this section should be read in conjunction with the Committee Chair section of the Chair of the Board of Directors and Committee Chair General Guidelines.
6.Secretary
The Committee shall appoint a Secretary who need not be a member of the Committee. The Secretary shall keep minutes of the meetings of the Committee.
7.Committee Meetings
The Committee shall meet at least quarterly. The Chair may call additional meetings as required. In addition, a meeting may be called by the non-executive Board Chair, the President & Chief Executive Officer, or any member of the Committee or by the external auditors.

Committee meetings may, by agreement of the Chair, be held in person, by video conference, by means of telephone, by other electronic or communication facility or by a combination of any of the foregoing.

At every Committee meeting the Committee shall meet without the presence of management.
8.Notice of Meeting
Notice of the time and place of each meeting may be given orally, or in writing, or by facsimile, or by electronic means to each member of the Committee at least 24 hours prior to the time fixed for such meeting. Notice of each meeting shall also be given to the external auditors of the Corporation.

A member and the external auditors may, in any manner, waive notice of the Committee meeting. Attendance of a member at a meeting shall constitute waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.
9.Quorum
A majority of Committee members, present in accordance with section 7, shall constitute a quorum. In addition, if an ex officio, non-voting member’s presence is required to attain a quorum of the Committee, then the said member shall be allowed to cast a vote at the meeting.
10.Attendance at Meetings
The President & Chief Executive Officer, the Chief Financial Officer, the Comptroller and the head of internal audit are expected to be available to attend the Committee’s meetings or portions thereof.

The Committee may, by specific invitation, have other resource persons in attendance.

The Committee shall have the right to determine who shall, and who shall not, be present at any time during a meeting of the Committee.

Directors who are not members of the Committee may attend Committee meetings, on an ad hoc basis, upon prior consultation and approval by the Chair or by a majority of the members of the Committee.
11.Minutes
Minutes of Committee meetings shall be sent to all Committee members. The Committee shall report its activities to the full Board at the next regularly scheduled Board meeting or more frequently as determined appropriate by the Chair.

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Specific Responsibilities
In carrying out its oversight responsibilities and its mandate, the Committee is expected to:
12.Review Procedures
(a)Review the summary of the Committee’s composition and responsibilities in the Corporation’s annual report, annual information form or other public disclosure documentation.
(b)Review the summary of all approvals by the Committee of the provision of audit, audit related, tax and other services by the external auditors for inclusion in the Corporation’s annual report and annual information form, or other publicly filed disclosure documentation.
13.Annual Financial Statements
(a)Discuss and review with management and the external auditors the Corporation’s and any subsidiary with public securities’ annual audited financial statements and related documents prior to their filing or distribution. Such review shall include:
(i)The annual financial statements and related notes including significant issues regarding accounting principles, practices and significant management estimates and judgments, including any significant changes in the Corporation’s selection or application of accounting principles, any major issues as to the adequacy of the Corporation’s internal controls and any special steps adopted in light of material control deficiencies.
(ii)Management’s Discussion and Analysis.
(iii)The use of off-balance sheet financing, including management’s risk assessment and adequacy of disclosure.
(iv)The external auditors’ audit examination of the financial statements and their report thereon.
(v)Any significant changes required in the external auditors’ audit plan.
(vi)Any serious difficulties or disputes with management encountered during the course of the audit, including any restrictions on the scope of the external auditors’ work or access to required information.
(vii)Other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.
(b)Review and recommend approval to the Board of the Corporation’s:
(i)Year-end audited financial statements. Such review shall include discussions with management and the external auditors as to:
i.The accounting policies of the Corporation and any changes thereto.
ii.The effect of significant judgments, accruals and estimates.
iii.The manner of presentation of significant accounting items.
iv.The consistency of disclosure.
(ii)Management’s Discussion and Analysis.
(iii)Annual Information Form as to financial information.
(iv)All prospectuses and information circulars, as to financial information.

The review shall include a report from the external auditors about the quality of the most critical accounting principles upon which the Corporation’s financial status depends, and which involve the most complex, subjective or significant judgmental decisions or assessments.
14.Quarterly Financial Statements
(a)Review with management and the external auditors and either approve (such approval to include the authorization for public release) or recommend for approval to the Board the Corporation’s:
(i)Quarterly unaudited financial statements and related documents, including Management’s Discussion and Analysis.

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(ii)Any significant changes to the Corporation’s accounting principles.
(b)Review quarterly unaudited financial statements prior to their distribution of any subsidiary of the Corporation with public securities.
15.Other Financial Filings and Public Documents
(a)Review and discuss with management financial information, including earnings press releases, the use of “pro forma” or non-GAAP financial information and earnings guidance, contained in any filings with the CSA or U.S. Securities and Exchange Commission (“SEC”) or press releases related thereto, and consider whether the information is consistent with the information contained in the financial statements of the Corporation or any subsidiary with public securities.
(b)Review and recommend to the Board any amendments to the Code of Business Conduct & Ethics.
16.Internal Control Environment
(a)Receive from and review with management, the external auditors and the internal auditors an annual report on the Corporation’s control environment as it pertains to the Corporation’s financial reporting process and controls.
(b)Review and discuss significant financial risks or exposures and assess the steps management has taken to monitor, control, report and mitigate such risk to the Corporation.
(c)Review in consultation with the internal auditors and the external auditors, the degree of coordination in the audit plans of the internal auditors and the external auditors and enquire as to the extent the planned scope can be relied upon to detect weaknesses in internal controls, fraud or other illegal acts. The Committee shall assess the coordination of audit effort to assure completeness of coverage and the effective use of audit resources. Any significant recommendations made by the auditors for the strengthening of internal controls shall be reviewed and discussed with management.
(d)Review with the President & Chief Executive Officer, the Chief Financial Officer of the Corporation and the external auditors: (i) all significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal controls and procedures for financial reporting which could adversely affect the Corporation’s ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) or applicable Canadian federal and provincial legislation and regulations within the required time periods, and (ii) any fraud, whether or not material, that involves management of the Corporation or other employees who have a significant role in the Corporation’s internal controls and procedures for financial reporting.
(e)Review significant findings prepared by the external auditors and the internal auditing department together with management’s responses.
17.Other Review Items
(a)Review the process for the certification of the interim and annual financial statements by the President & Chief Executive Officer and Chief Financial Officer, and the certifications made by the President & Chief Executive Officer and Chief Financial Officer.
(b)Review policies and procedures with respect to officers’ and directors’ expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the internal auditor or the external auditors.
(c)Review all related party transactions between the Corporation and any executive officers or directors, including affiliations of any executive officers or directors.
(d)Review with the General Counsel, the head of internal audit and the external auditors the results of their review of the Corporation’s monitoring of compliance with each of the Corporation’s published codes of business conduct and applicable legal requirements.
(e)Review the findings of any significant examination by regulators and government agencies, that may have a material impact on the interim or annual financial statements or other documents filed with securities regulators containing financial information and related corporate compliance policies and programs.
(f)Review policies and practices with respect to off-balance sheet transactions and trading and hedging activities, and consider the results of any review of these areas by the internal auditors or the external auditors.

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(g)Ensure that the Corporation’s presentation of hydrocarbon reserves has been reviewed with the Safety, Sustainability and Reserves Committee of the Board.
(h)Review management’s processes in place to prevent and detect fraud.
(i)Review and report to the Board on compliance with the Code of Business Conduct & Ethics through regular reporting from management on the status of complaints received, employee training and sign-off.
(j)Review and report to the Board on compliance with the Trade Compliance Standard through regular reporting from management on the status of known, suspected or observed violations, investigations and enforcement.
(k)Review:
(i)procedures for the receipt, retention and treatment of complaints received by the Corporation, including confidential, anonymous submissions by employees of the Corporation, regarding accounting, internal accounting controls or auditing matters; and
(ii)a summary of any significant investigations regarding such matters.
(l)Review and discuss the Corporation’s cyber security and cyber risks, receive reports from management on the occurrence of significant cyber incidents, and assess the steps management has taken to:
(i)develop and implement cyber security processes, procedures, and technology; and
(ii)identify, monitor, control, and mitigate the impacts of cyber risks to the Corporation.
(m)Meet on a periodic basis separately with management.
18.External Auditors
(a)Be directly responsible, in the Committee’s capacity as a committee of the Board and subject to the rights of shareholders and applicable law, for the appointment, compensation, retention and oversight of the work of the external auditors (including resolution of disagreements between management and the external auditors regarding financial reporting) for the purpose of preparing or issuing an audit report, or performing other audit, review or attest services for the Corporation. The external auditors shall report directly to the Committee.
(b)Meet on a regular basis with the external auditors (without management present) and have the external auditors be available to attend Committee meetings or portions thereof at the request of the Chair or by a majority of the members of the Committee.
(c)Review and discuss a report from the external auditors at least quarterly regarding:
(i)All critical accounting policies and practices to be used;
(ii)All alternative treatments within accounting principles for policies and practices related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and
(iii)Other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences.
(d)Obtain and review a report from the external auditors at least annually regarding:
(i)The external auditors’ internal quality-control procedures.
(ii)Any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with those issues.
(iii)To the extent contemplated in the following paragraph, all relationships between the external auditors and the Corporation.
(e)Review and discuss at least annually with the external auditors all relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors’ independence, including, without limitation, (i) receiving and reviewing, as part of the report described in the preceding paragraph, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation and its affiliates, (ii) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and

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(iii) recommending that the Board take appropriate action in response to the external auditors’ report to satisfy itself of the external auditors’ independence.
(f)Review and evaluate annually:
(i)The external auditors’ and the lead partner of the external auditors’ team’s performance, and make a recommendation to the Board regarding the reappointment of the external auditors at the annual meeting of the Corporation’s shareholders or regarding the discharge of such external auditors.
(ii)The terms of engagement of the external auditors together with their proposed fees.
(iii)External audit plans and results.
(iv)Any other related audit engagement matters.
(v)The engagement of the external auditors to perform non-audit services, together with the fees therefor, and the impact thereof, on the independence of the external auditors.
(vi)The Annual Report of the Canadian Public Accountability Board (“CPAB”) concerning audit quality in Canada and discuss implications for Cenovus.
(vii)Any reports issued by CPAB regarding the audit of Cenovus.
(g)Conduct periodically a comprehensive review of the external auditor, with the outcome intended to assist the Committee to identify potential areas for improvement for the audit firm, and to reach a final conclusion on whether the auditor should be reappointed or the audit put out for tender.
(h)Upon reviewing and discussing the information provided to the Committee in accordance with paragraphs 18.(c) through (f), evaluate the external auditors’ qualifications, performance and independence, including whether or not the external auditors’ quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining auditor independence, taking into account the opinions of management and the head of internal audit. The Committee shall present to the Board its conclusions in this respect.
(i)Review the rotation of partners on the audit engagement team in accordance with applicable law. Consider whether, in order to assure continuing external auditor independence, it is appropriate to adopt a policy of rotating the external auditing firm on a regular basis.
(j)Set clear hiring policies for the Corporation’s hiring of employees or former employees of the external auditors.
(k)Consider with management and the external auditors the rationale for employing audit firms other than the principal external auditors.
(l)Consider and review with the external auditors, management and the head of internal audit:
(i)Significant findings during the year and management’s responses and follow-up thereto.
(ii)Any difficulties encountered in the course of their audits, including any restrictions on the scope of their work or access to required information, and management’s response.
(iii)Any significant disagreements between the external auditors or internal auditors and management.
(iv)Any changes required in the planned scope of their audit plan.
(v)The resources, budget, reporting relationships, responsibilities and planned activities of the internal auditors.
(vi)The internal audit department mandate.
(vii)Internal audit’s compliance with the Institute of Internal Auditors’ standards.
19.Oversight Over the Internal Audit Group
(a)The Committee will have unrestricted access to the head of internal audit.
(b)Meet with the head of internal audit without the presence of management on a quarterly basis or ad hoc basis.
(c)Review and approve the appointment, compensation, performance, replacement, reassignment, or dismissal of the head of internal audit.
(d)Review and approve the Internal Audit budget, resource plan, activities, organizational structure of the internal audit function and the qualifications of the internal auditors.

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(e)Review and confirm the independence of the internal audit group annually.
(f)Approve the Internal Audit Charter and the Internal Audit Plan annually.
(g)Review the performance and effectiveness of the Internal Audit function including conformance with The Institute of Internal Auditors’ International Standards for the Professional Practice of Internal Auditing and the Code of Ethics.
(h)Review and evaluate summaries of all internal audit reports and other communications between internal audit and senior management.
(i)Monitor management’s action plan to address the results of internal audit engagements.
20.Approval of Audit and Non-Audit Services
(a)Review and, where appropriate, approve the provision of all permitted non-audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors (subject to the de minimus exception for non-audit services described in the Exchange Act or applicable CSA and SEC legislation and regulations, which services are approved by the Committee prior to the completion of the audit).
(b)Review and, where appropriate and permitted, approve the provision of all audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors.
(c)If the pre-approvals contemplated in paragraphs 20.(a) and (b) are not obtained, approve, where appropriate and permitted, the provision of all audit and non-audit services promptly after the Committee or a member of the Committee to whom authority is delegated becomes aware of the provision of those services.
(d)Delegate, if the Committee deems necessary or desirable, to subcommittees consisting of one or more members of the Committee, the authority to grant the pre-approvals and approvals described in paragraphs 20.(a) through (c). The decision of any such subcommittee to grant pre-approval shall be presented to the full Committee at the next scheduled Committee meeting.
(e)Establish policies and procedures for the pre-approvals described in paragraphs 20.(a) and (b) so long as such policies and procedures are detailed as to the particular service, the Committee is informed of each service and such policies and procedures do not include delegation to management of the Committee’s responsibilities under the Exchange Act or applicable CSA and SEC legislation and regulations.
21.Risk Oversight
The Committee is responsible for oversight of and reports to the Board about risks related to:
(a)The design and operating effectiveness of the Corporation’s market risk management control framework and the processes to manage such risks;
(b)Non-compliance with regulations and policies, including trends, insights, initiatives and investigations, relating to matters within the Committee’s mandate;
(c)All financial filings and public documents, including the Corporation’s and any subsidiary with public securities’ annual audited financial statements and related documents, and all unaudited financial statements and related documents, and other filings and public documents as to financial information;
(d)The evaluation, appointment, compensation, retention and work of the external auditors;
(e)Together with management, the appointment, compensation, replacement, reassignment, or dismissal of the head of internal audit;
(f)The receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters;
(g)Significant financial risks or exposures, including those related to cyber security and environmental, social and governance (“ESG”) matters, such as climate change; and
(h)Such principal or emerging risks that have been assigned to the Committee, from time to time, by the Board, as recommended by the Governance Committee.

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22.Environmental, Social and Governance (ESG) Oversight
The Committee is responsible for oversight of:
(a)The financial impacts from evolving ESG matters (including climate change) and in particular impacts on the Corporation’s access to capital from its lenders, debt investors, and equity investors, its access to insurance coverage, and to its credit ratings.
(b)Monitoring development of legal and regulatory requirements related to integrated reporting affecting financial reporting and disclosures, including climate disclosures.
23.Miscellaneous
The Committee:
(a)upon approval by a majority of the members of the Committee, may engage outside advisors if deemed advisable;
(b)upon approval by a majority of the members of the Committee, may delegate its duties and responsibilities to subcommittees of the Committee;
(c)shall review with the President & Chief Executive Officer and subject to the concurrence of the Committee, recommend to the Board the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer;
(d)may conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to retain, obtain advice or otherwise receive assistance from independent counsel, accountants, or others to assist it in the conduct of any investigation as it deems necessary and the carrying out of its duties;
(e)shall determine the appropriate funding for payment by the Corporation (i) of compensation to the external auditors for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, (ii) of compensation to any advisors employed by the Committee, and (iii) of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out of its duties;
(f)shall review and reassess the adequacy of this mandate annually and recommend any proposed changes to the Governance Committee for consideration;
(g)shall consider for implementation any recommendations of the Governance Committee of the Board with respect to the Committee’s effectiveness, structure or processes;
(h)shall perform such other functions as required by law, the Corporation’s by-laws or the Board; and
(i)shall consider any other matters referred to it by the Board.

The duties and responsibilities of a Committee member are in addition to those duties set out for a Board member.

Revised Effective: December 10, 2025

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